Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and nine months ended

September 30, 2026

November 11, 2026

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated November 11, 2026 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2026 and 2025 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS" or "GAAP") as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay" or the "Company" refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at September 30, 2026.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in Hudbay's MD&A.

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- Hudbay uses a number of non-GAAP financial performance measures in Hudbay's MD&A, which do not have standardized meaning under IFRS. For further information and detailed reconciliations of such measures, please see the discussion under the "Non-GAAP Financial Performance Measures" section herein.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates. Please see the discussion under the "Qualified Persons and NI 43-101" section herein.

Readers are also urged to review the "Notes to Reader" section beginning on page 73 of this MD&A.

Additional information regarding Hudbay, including the risks related to its business and those that are reasonably likely to affect its consolidated interim financial statements in the future, is contained in Hudbay's continuous disclosure materials, including its most recent Annual Information Form, consolidated interim financial statements and Management Information Circular available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

HUDBAY'S BUSINESS

Hudbay is a copper-focused critical minerals company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States. Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum. The Company's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations. Hudbay is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

HUDBAY'S PURPOSE

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities."

Hudbay transforms lives: Hudbay invests in its employees, their families and local communities through long-term employment, local procurement and economic development to improve their quality of life and ensure the communities benefit from the Company's presence.

Hudbay operates responsibly: From exploration to closure, Hudbay operates safely and responsibly, welcomes innovation and strives to minimize its environmental footprint while following leading operating practices in all facets of mining.

Hudbay provides critical metals: Hudbay produces copper and other metals needed for everyday products and essential for applications to support the energy transition toward a more sustainable future.

SUMMARY

Delivered Record Third Quarter Results; Production Guidance Reaffirmed and Cost Guidance Further Improved

• Achieved record quarterly revenue of $765.9 million, net earnings attributable to owners1 of $149.5 million, and quarterly adjusted EBITDA1 of $413.4 million, driven by steady operating performance, attractive operating margins and strong exposure to copper and gold across Hudbay's diversified operating portfolio.

• Higher consolidated copper production of 30,152 tonnes and gold production of 69,513 ounces in the third quarter of 2026, representing a 7% and 36% increase, respectively, compared to the second quarter of 2026.

• Continued to demonstrate industry-leading margins with consolidated cash cost1 and sustaining cash cost1, net of by-product credits, of $(0.19) and $1.61 per pound of copper respectively, in the third quarter of 2026.

• Reaffirmed full year 2026 consolidated production guidance including 110,000 to 138,000 tonnes of copper and 217,000 to 272,000 ounces of gold.

• Further improved full year 2026 consolidated cash cost1 guidance range to $(0.55) to $(0.35) per pound of copper, an additional improvement from the previously updated guidance range of $(0.45) to $(0.25) per pound of copper, as year-to-date results are trending well below the low end of the cash cost range.

• Improved full year 2026 consolidated sustaining cash cost guidance range to $1.40 to $1.80 per pound copper from the original guidance range of $1.70 to $2.10 per pound of copper as a result of strong exposure to gold by-product credits and continued strong operating cost control. Full year 2026 consolidated sustaining capital expenditures expected to be $35 million lower than guidance levels due to lower capitalized stripping in Peru and British Columbia and capital deferrals and efficiencies.

• Peru operations demonstrated steady operating performance with production of 20,572 tonnes of copper and 5,267 ounces of gold in the third quarter of 2026. Peru cash cost1, net of by-product credits, of $2.23 per pound exceeded the upper end of the 2026 annual guidance range of $1.70 to $2.10 per pound primarily due to lower by-product credits, partially offset by better treatment and refining charges.

• Achieved record Constancia mill throughput of approximately 91,000 tonnes per day in the third quarter, on track to achieve 34 million tonnes per annum in 2027.

• Manitoba operations demonstrated strong operating performance and executed on the commitment to deliver a stronger second half of 2026 with production of 57,261 ounces of gold, 3,012 tonnes of copper, 3,691 tonnes of zinc and 268,346 ounces of silver in the third quarter of 2026. Manitoba cash cost1 of $403 per ounce of gold outperformed the low end of the 2026 annual guidance range of $500 to $800 per ounce as a result of higher by-product prices.

• Continued to exceed Snow Lake mill performance expectations with record New Britannia mill throughput of 2,250 tonnes per day and record Stall gold recoveries of 73.6% in the third quarter.

• British Columbia operations showed improving operating performance with production of 6,568 tonnes of copper, 6,985 ounces of gold and 52,010 ounces of silver in the third quarter of 2026, in line with quarterly cadence expectations. British Columbia cash cost1 of $3.09 per pound of copper was higher than the annual cost guidance range of $1.50 to $2.50 per pound primarily due to elevated fuel prices, higher fuel consumption from increased material moved and timing of equipment maintenance. While British Columbia cash cost1 is expected to improve in the fourth quarter with higher expected production volumes full year cash cost is expected to track towards the high end of the annual guidance range.

• Achieved Copper Mountain mill throughput of approximately 43,500 tonnes per day in September, reflecting successive monthly increases after the completion of mill maintenance at the primary SAG mill in July, and on track to achieve the targeted 50,000 tonnes per day by the end of the year. The third quarter represented the first quarter of positive free cash flow1 at Copper Mountain since its acquisition by Hudbay, demonstrating the benefits from continued operating efficiencies, recent mill improvement initiatives and ongoing execution of the accelerated stripping program.

• Third quarter earnings per share attributable to owners was $0.34, reflecting strong gross profit margins as a result of the continued focus on cost control and higher metal prices more than offsetting higher input costs. After adjusting for various non-cash items on a pre-tax basis, third quarter adjusted earnings1 per share attributable to owners was $0.34.

• Cash and cash equivalents were $788.7 million and total liquidity2 was $964.3 million at the end of the third quarter of 2026, before giving effect to a $250 million increase in size to Hudbay's credit facilities in November 2026. Cash and cash equivalents exclude $50.1 million in U.S. municipal bond proceeds that are classified as restricted cash and reflect $45.0 million in net purchases of investments and $22.0 million of debt repayments during the third quarter of 2026.

Record Trailing Twelve-month EBITDA and Free Cash Flow Generation; Strong Balance Sheet and Significant Financial Flexibility

• Hudbay's unique copper and gold diversification across its operations, together with a focus on cost control across the business, continues to realize strong margins and generate significant free cash flow.

• Operating cash flow before changes in non-cash working capital was $313.9 million during the third quarter of 2026, reflecting an increase of $103.8 million compared to the second quarter as a result of record quarterly revenue and maintaining strong operating margins.

• Delivered free cash flow1 generation of $201.9 million during the third quarter of 2026, reflecting an increase of approximately $100 million compared to the second quarter through higher production and continued strong operating margins. Generated more than $400 million of free cash flow year-to-date in 2026 despite investing over $325 million of sustaining capital in the business over this period. This has resulted in record trailing twelve month free cash flow generation of $631.0 million.

• Achieved quarterly adjusted EBITDA1 of $413.4 million in the third quarter of 2026, resulting in record trailing twelve month adjusted EBITDA1 of $1,542.4 million.

• Recorded net debt1 of negative $0.1 million as at September 30, 2026, positioning the Company well to reinvest in high-return growth capital projects across the business, including the recently announced final investment decision ("FID") to proceed with the development and construction of Copper World.

• Net debt to adjusted EBITDA ratio1 was 0.0x in the third quarter of 2026, significantly improved from 0.4x in the fourth quarter of 2025 as a result of the initial proceeds received from Mitsubishi Corporation ("Mitsubishi") on closing of the Copper World joint venture transaction in January 2026 along with strong cash flows from operations.

• Consistent with Hudbay's prudent balance sheet management and balanced capital allocation framework, Hudbay repaid  $22.0 million of its outstanding $272 million draw on its revolving credit facilities, in the third quarter of 2026.

• As announced with the Copper World FID in October, Hudbay proactively amended and extended its existing revolving credit facilities. Total capacity under the facilities was upsized from $450 million to $700 million and the maturity date of the facilities was extended by two years to November 2030. The amended credit agreements include an improved pricing grid and greater financial flexibility that reflects Hudbay's robust cash flow, strong balance sheet position, and its recently upgraded credit rating. After adjusting for the $250 million increase in size of the credit facilities, Hudbay's proforma liquidity as of September 30, 2026 is approximately $1.2 billion.

Advancing Brownfield and Greenfield Investments to Drive Strong Returns and Significant Production Growth

• Formally approved, along with Mitsubishi, the FID to proceed with the construction and development of Copper World as the next major copper mine in the U.S. with first production targeted for the second half of 2029. The FID is supported by robust economic returns with low capital intensity outlined in the Copper World definitive feasibility study and related pre-feasibility studies (collectively, the "DFS") which delivers annual copper production of 102,000 tonnes over the first 10 years, an 11% increase when compared to 92,000 tonnes in Hudbay's 2023 pre-feasibility study for Copper World ("2023 PFS").

• The base case for Copper World contemplates a 15-year mine life utilizing mineral reserves and requires only state and local permits ("Base Case") and expands the concentrator in year five to enable a 43% increase in average annual copper production to 120,000 tonnes in years six to 10 compared to 84,000 tonnes over the first five years. The Base Case generates an after-tax net present value (8%) of $1.2 billion and internal rate of return of 17% at a long-term copper price of $5.00 per pound, which increases to $2.3 billion and 22%, respectively, at a copper price of $6.00 per pound.

• The extension case for Copper World contemplates a 37-year mine life utilizing only measured and indicated mineral resources and expands mining activities onto federal lands in year 10, subject to obtaining federal permits ("Extension Case"), maintaining annual copper production of 117,000 tonnes from years 11 to 20. The Extension Case generates an after-tax net present value (8%) of $2.5 billion and internal rate of return of 19% at a long-term copper price of $5.00 per pound, increasing to $4.0 billion and 24%, respectively, at a copper price of $6.00 per pound.

• As a result of Hudbay's capital allocation strategy and prudent Copper World funding plan, the levered internal rate of return to Hudbay increases to 32% at $5.00 per pound of copper long-term in the Base Case and to 44% at $6.00 per pound of copper in the Extension Case.

• Enhanced the gold production profile at Snow Lake and extended reserve mine life to 18 years with updated life of mine plan released in September. Total life-of-mine gold production increased by 60% and reserve mine life extended by an additional two years to 2043, which together with the four-year extension in March 2026 represents a total of six years added to the reserve mine life.

• Updated five-year average3 annual gold production of 185,000 ounces reflects continued strong mill throughput rates at New Britannia and higher gold recoveries at Stall, representing a 37% increase in total gold production from an additional 250,000 ounces produced over the same five-year period in the Snow Lake 2021 technical report.

• Snow Lake updated mineral reserve estimates increased contained gold to 2.0 million ounces, and the updated mine plan represents a conservative view based on Hudbay's historical high resource-to-reserve conversion rate of 90%4 and ongoing exploration activities. There remains 1.5 million ounces of gold contained in inferred mineral resource estimates.

• Implementing mill enhancements at Constancia to drive further increases in mill throughput and copper recoveries. The completion of the installation of a third rougher line late in the third quarter is expected to drive higher copper recoveries starting in the fourth quarter. The installation of two pebble crushers is nearing completion with commissioning expected in November, resulting in increased processing capacity at the Constancia mill.

• Advancing the development of infrastructure at the New Ingerbelle extension project in British Columbia and de-risking the path to first production in late 2028. New Ingerbelle is expected to enhance the copper and gold production profile and secure a longer mine life at Copper Mountain.

• Advancing the recently acquired Cactus project in Arizona by initiating pre-feasibility study ("PFS") activities, including multiple trade-off studies, with completion expected in the second half of 2027.

• Continuing to derisk the long-term Mason project in Nevada through PFS and other site activities. The Mason PFS is expected to be completed in the second half of 2027.

Positive Exploration Results Across the Business

• Recent exploration drilling in Peru intersected a potential new high-grade feeder system at Constancia in multiple drill holes, with highlights including 245 metres of 0.43% copper and 0.03% molybdenum, indicating high-grade expansion potential beneath and adjacent to the existing reserve and resource envelope. Follow up drilling is underway.

• Continuing to execute an extensive exploration program in Snow Lake from recently developed underground exploration drifts at Lalor and 1901 to enable infill drilling and testing of mineralized extensions, while also testing identified high-priority targets at the former producing New Britannia gold mine currently on care and maintenance (the "Britannia Gold Project"). Regional geophysics, mapping, structural modeling and data compilations underway to support target definition for new anchor deposits.

• Completing a targeted drilling program at New Ingerbelle focused on upgrading existing inferred resources to reserves to further optimize and extend the mine life at Copper Mountain. Results are expected to be incorporated in Hudbay's annual reserve and resource update in March 2027.

Summary of Third Quarter Results

Hudbay's diversified asset portfolio delivered consolidated copper production of 30,152 tonnes and consolidated gold production of 69,513 ounces in the third quarter of 2026, positioning the Company well to meet full-year 2026 consolidated production guidance. Consolidated copper production was higher than the second quarter of 2026 as a result of record high mill throughput in Peru and higher grades offsetting lower mill throughput in British Columbia. Consolidated gold production was higher than in the second quarter of 2026 primarily due to increased throughput and grades in Manitoba. Consolidated silver production of 897,587 ounces was higher than the second quarter of 2026 primarily driven by increased mill throughput and higher grades, while zinc production of 3,691 tonnes in the third quarter of 2026 decreased compared to the second quarter of 2026, primarily reflecting lower zinc grades at the Manitoba operations.

Cash generated from operating activities was $214.9 million during the third quarter of 2026, reflecting a decrease of $82.1 million compared to the second quarter of 2026 and an increase of $101.4 million compared to the same period in 2025. The sequential decrease was primarily driven by unfavourable changes in non-cash working capital, whereas the year-over-year increase was supported by higher realized metal prices and higher sales volumes following full operational recovery in Manitoba after the 2025 wildfires and the timing of concentrate shipments. Operating cash flow before changes in non-cash working capital was $313.9 million during the third quarter of 2026, an increase of $103.8 million compared to the second quarter of 2026, primarily reflecting higher realized copper prices and increased sales volumes.

Adjusted EBITDA1 was $413.4 million in the third quarter of 2026, a 29% increase compared to $321.2 million in the second quarter of 2026, primarily due to higher realized copper prices and higher copper, gold and silver sales volumes. Third quarter adjusted EBITDA1 increased by 190% compared to $142.6 million in the third quarter of 2025 as a result of higher realized metal prices and higher copper, gold, and silver sales volumes.

Net earnings attributable to owners was $149.5 million, or $0.34 per share, in the third quarter of 2026 compared to $137.4 million, or $0.34 per share, in the second quarter of 2026. The strength in aggregate earnings resulted from the aforementioned high revenue due to higher sales volumes of all metals, and cost control resilience in the face of higher diesel prices.

Adjusted net earnings attributable to owners1 and adjusted net earnings per share attributable to owners1 in the third quarter of 2026 were $149.5 million and $0.34 per share, respectively, after adjusting for various non-cash items on a pre-tax basis including $13.4 million in evaluation expenses, a $5.4 million mark-to-market revaluation net loss on various financial instruments, share-based compensation and offsetting mark-to-market gains on investments, a non-cash $11.8 million gain in re-evaluation adjustment on environmental provisions, among other items. This compares to adjusted net earnings attributable to owners1 and net earnings per share attributable to owners1 of $113.5 million and $0.28 per share, respectively, in the second quarter of 2026. The increase is a result of higher realized metal prices for copper and zinc and the aforementioned higher sales volumes.

Consolidated cash cost1, net of by-product credits, in the third quarter of 2026 was $(0.19) per pound of copper, compared to $(0.40) per pound in the second quarter of 2026. The increase from the second quarter of 2026 was in line with the expected cost cadence and is the result of lower by-product credits and slightly higher mine operating costs. When compared to the third quarter of 2025, consolidated cash cost1, net of by-product credits1 decreased by $0.61 per pound of copper as a result of higher copper production and higher by-product credits.

Consolidated sustaining cash cost1, net of by-product credits, in the third quarter of 2026 was $1.61 per pound of copper, compared to $1.39 per pound in the second quarter of 2026. This increase was primarily due to the same factors impacting consolidated cash cost noted above. When compared to the third quarter of 2025, consolidated sustaining cash cost1, net of by-production credits decreased by $0.48 per pound of copper due to the same factors impacting consolidated cash cost noted above, partially offset by higher planned sustaining capital spending across the operations.

Consolidated all-in sustaining cash cost1, net of by-product credits, in the third quarter of 2026 was $2.25 per pound of copper, higher than the second quarter of 2026 due to the same reasons noted above.

As at September 30, 2026, total liquidity2 was $964.3 million, including $788.7 million in cash and cash equivalents, which excludes $50.1 million in U.S. municipal bond proceeds that are classified as restricted cash, and undrawn availability of $175.6 million under Hudbay's revolving credit facilities (prior to giving effect to the $250 million increase in size to the credit facilities in November 2026). Cash and cash equivalents reflect $45.0 million in net purchases of investments and $22.0 million in debt repayments during the third quarter of 2026. Net debt1 at the end of the third quarter was negative $0.1 million. Hudbay expects that its current liquidity, together with cash flows from operations, will be sufficient to meet the Company's liquidity needs for the next 12 months. With the successful execution of its disciplined capital allocation strategy, attracting Mitsubishi as a long-term strategic joint venture partner and a prudent project funding plan, Hudbay's Copper World capital contributions are expected to be approximately $500 million, representing less than 25% of the initial growth capital, with capital contributions not expected to be required until 2028.

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Liquidity includes $788.7 million in cash and cash equivalents and $175.6 million in undrawn availability under Hudbay's revolving credit facilities, and excludes both $50.1 million in municipal bond proceeds classified as restricted cash and the $250.0 million credit facility increase completed in November 2026

3 Snow Lake average gold production over the 2026 to 2030 five-year period. Total life-of-mine ("LOM") gold production compares total LOM gold production in the 2021 technical report to total LOM gold production in the 2026 updated mine plan plus actual production since 2021.

4 Snow Lake resource-to-reserve conversion rate based on the historical conversion at the Lalor deposit from from 2022 to 2026.

KEY FINANCIAL RESULTS

Financial Condition
(in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2026	Dec. 31, 2025
Cash and cash equivalents[1]	$788.7	$568.9
Total long-term debt	838.7	1,008.6
Net debt[2,3]	(0.1)	439.7
Working capital[4]	845.1	(65.6)
Total assets	8,360.9	6,223.3
Equity attributable to owners of the Company	4,949.6	3,231.0
Net debt to adjusted EBITDA [2]	0.0	0.4

1 As at September 30, 2026 cash and cash equivalents include $290.1 million in cash held by Copper World LLC. These funds are contractually restricted solely for the advancement of the Copper World project and are not available to the general Hudbay group, and excludes $50.1 million of restricted cash related to unspent proceeds from senior unsecured municipal bond financing.

2 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

3 Hudbay calculates net debt as total long-term debt less cash and cash equivalents and restricted cash related to unspent proceeds of its senior unsecured municipal bond financing.

4 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the consolidated interim financial statements.

Financial Performance	Three months ended			Nine months ended
(in $ millions, except per share amounts or as noted below)	Sep. 30, 2026	Jun. 30, 2026	Sept. 30, 2025	Sep. 30, 2026	Sept. 30, 2025
Revenue	$765.9	$631.3	$346.8	$2,154.5	$1,478.1
Cost of sales	419.7	362.3	281.5	1,171.3	1,005.0
Earnings before tax	290.2	240.4	330.5	869.6	654.9
Net earnings	151.0	138.1	222.4	480.6	436.3
Net earnings attributable to owners	149.5	137.4	222.4	477.3	440.5
Basic and diluted earnings per share - attributable	0.34	0.34	0.56	1.20	1.11
Adjusted earnings per share - attributable[1]	0.34	0.28	0.03	1.07	0.45
Operating cash flow before change in non-cash working capital	313.9	210.1	70.3	732.7	427.4
Adjusted EBITDA[1]	413.4	321.2	142.6	1,156.5	675.0
Free cash flow[1]	201.9	101.8	(16.1)	406.6	154.7

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Nine months ended		Guidance
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Annual 2026
Contained metal in concentrate and doré produced[1]
Copper	tonnes	30,152	28,267	24,205	86,348	85,119	110,000 - 138,000
Gold	oz	69,513	51,234	53,581	182,447	183,636	217,000 - 272,000
Silver	oz	897,587	845,161	730,394	2,530,197	2,465,158	2,900,000 - 3,690,000
Zinc	tonnes	3,691	4,760	548	13,016	11,943	16,000 - 21,000
Molybdenum	tonnes	301	277	185	958	957	900 - 1,100
Payable metal sold
Copper	tonnes	30,223	23,780	18,280	83,547	80,402
Gold[2]	oz	61,033	56,266	38,279	183,861	175,837
Silver[2]	oz	839,702	674,490	418,418	2,437,243	2,319,546
Zinc	tonnes	4,887	2,635	3,452	11,419	11,180
Molybdenum	tonnes	270	298	269	943	1,144

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

2 Includes total payable gold and silver in concentrate and in doré sold and other secondary products.

KEY COST RESULTS

		Three months ended			Nine months ended		Guidance
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Annual 2026[2]
Peru cash cost per pound of copper produced
Cash cost[1]	$/lb	2.23	1.66	1.30	1.53	1.29	1.40 - 1.80
Sustaining cash cost[1]	$/lb	3.23	2.71	2.11	2.45	2.23
Manitoba cash cost per ounce of gold produced
Cash cost[1]	$/oz	403	776	379	508	491	500 - 800
Sustaining cash cost[1]	$/oz	898	1,358	762	1,004	787
British Columbia cash cost per pound of copper produced
Cash cost[1]	$/lb	3.09	3.22	3.21	2.95	2.63	1.50 - 2.50
Sustaining cash cost[1]	$/lb	6.30	6.23	7.43	6.68	5.44
Consolidated cash cost per pound of copper produced
Cash cost[1]	$/lb	(0.19)	(0.40)	0.42	(0.78)	(0.06)	(0.55) - (0.35)
Sustaining cash cost[1]	$/lb	1.61	1.39	2.09	1.01	1.44	1.40 - 1.80
All-in sustaining cash cost[1]	$/lb	2.25	1.80	2.82	1.63	1.88

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Further improved full year 2026 consolidated copper cash cost guidance range to $(0.55) to $(0.35) per pound from prior guidance range of $(0.45) to $(0.25) per pound and the original guidance range of $(0.30) to $(0.10) per pound. Improved full year 2026 consolidated sustaining cash cost guidance range to $1.40 to $1.80 per pound from the original guidance range of $1.70 to $2.10 per pound.

RECENT DEVELOPMENTS

Approved Copper World Project Construction; Advancing Next Major U.S. Copper Mine Towards First Production in 2029

Hudbay and Mitsubishi have formally approved the FID to proceed with the construction and development of Copper World as the next major copper mine in the U.S. with first production targeted for the second half of 2029. Hudbay filed the  National Instrument 43-101 ("NI 43-101") technical report in support of the DFS in October 2026, concurrently with the Copper World FID.

Copper World will be one of the largest open-pit copper mines in the United States. It is anticipated to increase Hudbay's consolidated annual copper production to approximately 250,000 tonnes, doubling current production levels together with other brownfield growth projects underway. The DFS outlines annual copper production of 102,000 tonnes over the first 10 years, an 11% increase when compared to 92,000 tonnes in Hudbay's 2023 PFS. Copper World is expected to deliver average annual EBITDA1 of $661 million over the first 10 years in the Base Case and $735 million over the next 10 years in the Extension Case at a copper price of $5.00 per pound. Using a copper price of $6.00 per pound, Copper World's annual EBITDA over these periods increases to $859 million and $963 million in the Base Case and Extension Case, respectively, representing an 80% to 90% increase in Hudbay's consolidated annual EBITDA as compared to 2025.

The Base Case presented in the DFS is used to support the mineral reserve estimates of 390 million tonnes with strong copper grades of 0.47% over a 15 year mine plan. Total mill feed tonnage in the Base Case is comparable to the 2023 PFS. The Base Case is limited to the exterior boundary of Copper World's private landholdings requiring only state and local permits. All major permits have been obtained for construction and initial operations.

• Base Case after-tax net present value (8%) is $1.2 billion with an internal rate of return of 17% and an initial payback period of 5.4 years at a long-term copper price of $5.00 per pound. At a copper price of $6.00 per pound, the after-tax net present value (8%) increases to $2.3 billion and the internal rate of return increases to 22%.

• Base Case average annual copper production is 102,000 tonnes over the first 10 years at average cash costs2 and sustaining cash costs2 of $1.65 and $2.22 per pound of copper, respectively.

• Base Case further optimizes the 2023 PFS mine plan with an in-pit crushing and conveying system in year four and an expansion of the concentrator from 60,000 tons per day to 90,000 tons per day in year five.

• Concentrator expansion enables a 43% increase in average annual copper production to 120,000 tonnes in years six to 10 compared to 84,000 tonnes over the first five years.

• Base Case annual average EBITDA is $566 million over the mine life at a long-term copper price of $5.00 per pound, increasing to $742 million at a long-term copper price of $6.00 per pound.

The Extension Case reflects a phased development approach that minimizes initial waste rock movement while operations remain constrained to the existing exterior boundary over the first 10 years and then expand beyond Copper World's private property and onto its unpatented lode and mill site claims starting in year 10 to achieve and sustain a higher total material movement capacity. The Extension Case contemplates a 37-year mine life utilizing only measured and indicated mineral resources totalling 1,048 million tonnes and requires federal permits by year 10 of operations.

• Extension Case after-tax net present value (8%) is $2.5 billion with an internal rate of return of 19% and an initial payback period of 5.4 years at a long-term copper price of $5.00 per pound. At a copper price of $6.00 per pound, the after-tax net present value (8%) increases to $4.0 billion and the internal rate of return increases to 24%.

• Extension Case average annual copper production over the first 10 years is similar to the Base Case with 101,000 tonnes and increases to 117,000 tonnes over the period from year 11 to 20. Average cash costs2 and sustaining cash costs2 over the 10-year period from year 11 to 20 are expected to be $1.76 and $2.20 per pound of copper, respectively.

• Extension Case average annual EBITDA is $522 million over the mine life and $735 million over the period from year 11 to 20 at a long-term copper price of $5.00 per pound.

Copper World is one of the lowest capital intensity copper projects, maintaining an attractive capital intensity of approximately $22,600 per annual copper tonne using average production in years five to twelve, including the expansion growth capital in years three and four. With initial growth capital of $2.07 billion3 ($1.84 billion net of precious metals stream deposit), which includes approximately $200 million related to changes in project scope since the 2023 PFS, Hudbay has put in place prudent funding and a low leverage financing plan. The sources of capital include Mitsubishi's $600 million initial joint venture equity investment and Wheaton Precious Metals Corp.'s $230 million deposit for the existing precious metals stream, followed by approximately $650 million in anticipated project-level debt financing, representing less than 30% leverage. This defers the Hudbay's first pro-rata equity capital contribution to 2028.

With the prudent funding structure, the levered internal rate of return to Hudbay increases to 32% at $5.00 per pound of copper long-term in the Base Case and to 44% at $6.00 per pound of copper in the Extension Case. Copper World's FID enables Hudbay to deliver its growth initiatives and maximize long-term risk-adjusted returns, while maintaining strong financial discipline within Hudbay's holistic capital allocation framework.

Hudbay's 2026 growth capital spending guidance related to the Copper World joint venture includes approximately $135 million of expenditures before the FID. As previously disclosed with the sanctioning of Copper World, the Company now expects full year growth expenditures related to the Copper World joint venture to total $245 million in 2026, reflecting an increase of $110 million related to project construction and development costs in the fourth quarter of 2026, as previously disclosed with the FID announcement in October 2026.

Executing Staged U.S. Growth Investment Strategy to Unlock Copper Growth Pipeline

Hudbay continues to invest across its United States platform beyond Copper World through advancing PFS activities at both Cactus and Mason. These assets along with Copper World strengthen Hudbay's position as a premier Americas-focused copper company with a pipeline of long-life, low-cost assets located in tier-one jurisdictions.

The Cactus project is a highly complementary copper growth asset in Arizona, with potential to generate significant operational efficiencies and regional synergies with Hudbay's staged development of Copper World and Cactus. After the completed acquisition of Arizona Sonoran Copper Company Inc. in the second quarter of 2026, Hudbay announced it expects to spend approximately $30 million at Cactus in the second half of the year to advance an updated PFS, perform site de-risking activities, conduct exploration activities and for other ongoing site costs. The updated Cactus PFS, including multiple trade-off studies, is expected to be completed in the second half of 2027.

The Mason project, in Nevada, is one of the largest undeveloped copper porphyry deposits in North America and is viewed as a long-term future development asset as part of Hudbay's pipeline of high-quality copper growth opportunities. The Company continued to progress PFS activities at Mason during the quarter and expects to spend approximately $20 million in evaluation expenses at Mason in 2026, as announced previously. The Mason PFS is approximately 45% complete and is expected to be completed in the second half of 2027.

Enhanced Gold Production Profile at the Snow Lake Operations

Hudbay released an updated Snow Lake mine plan on September 28, 2026. The updated Snow Lake mine plan reflects a 37% increase in gold production over the next five years4 and a 60% increase in total gold production over the life-of-mine, based on current mineral reserves, compared to the prior 2021 Snow Lake technical report. The updated Snow Lake mine plan maintains average production of 185,000 ounces of gold over the next five years4 reflecting several optimization initiatives including higher mill throughput at New Britannia and higher gold recoveries at the Stall mill to better utilize the combined 6,300 tonnes per day of processing capacity.

The updated Snow Lake mine plan reflects a mining ramp up to approximately 2.0 million tonnes per year and maintains this profile over the next decade. This reflects Lalor operating at 4,000 to 4,500 tonnes per day, supplemented by contributions from the 1901 deposit and several additional satellites to supplement Lalor mill feed and increase total ore mined to approximately 5,000 tonnes per day.

Snow Lake's proven and probable reserve mine life has been extended by an additional two years to 2043, which together with the four-year extension announced in March 2026 represents a total of six years added to the reserve mine life. Current mineral reserve estimates in Snow Lake as of September 1, 2026 total 27.0 million tonnes with approximately 2.0 million ounces of gold. This represents an increase in mineral reserves of 7.5 million tonnes, unlocking 124,000 ounces of additional gold. Hudbay filed a technical report pursuant to NI 43-101 in support of the updated mine plan for Snow Lake on November 6, 2026.

The increase in reserves and extension of mine life is due to resource conversion at Lalor and 1901, higher reserves at the WIM and 3 Zone satellite deposits, and  the first reserve estimates for the Talbot and Rail satellite deposits following the completion of infill and geotechnical drilling. Hudbay expects to continue to achieve high rates of resource to reserve conversion and further optimize the mine plan.

The Snow Lake mine plan has been optimized for higher mill throughput rates at New Britannia maximizing gold production and cash flows. The New Britannia mill currently operates at more than 2,000 tonnes per day, continuing to exceed nameplate design of 1,500 tonnes per day, and the updated mine plan reflects New Britannia ramping up to 2,300 tonnes per day starting in 2027. The updated mine plan also reflects an additional recovery improvement project at Stall that aims to recover additional gold and silver through expansion of cyanide leaching and carbon adsorption infrastructure at New Britannia to accommodate material from Stall (the "Stall Hot Tails Leaching" project). Commissioning of Stall Hot Tails Leaching project is expected in early 2028 and it is anticipated to increase overall gold and silver recoveries.

Manitoba Exploration Strategy to Further Optimize the Mine Plan and Discover a New Anchor Deposit

Hudbay continues to advance many brownfield expansion and exploration opportunities in Snow Lake to further optimize the mine plan to maintain current annual gold production levels beyond 2030, extend mine life beyond 2043 and explore for new anchor deposits to provide significant gold production growth beyond the 180,000-ounce annual target. This includes executing an extensive exploration program in Snow Lake and more broadly across its highly prospective land package extending over 400,000 hectares across the Flin Flon, Snow Lake greenstone belt.

1) Conversion of Large Inferred Resources to Further Increase Production and Extend Mine Life - Continued infill drilling of existing resource base at Lalor and known satellites will continue to support mine plan optimization.

• Potential to convert the 1.5 million ounces of gold in inferred resources to reserves through infill drilling.

• Hudbay has historically converted approximately 90% of inferred resources to reserves at the Lalor deposit over the past five years5.

2) Extension of the Current Anchor Deposit at Lalor - Maximize value from existing infrastructure through mine life extension at the highest margin deposits, while extending the window of opportunity to discover a new anchor deposit.

• Lalor and 1901 continue to show extensions of high-grade, stacked lenses, and remain open down plunge.

• Mine life extensions at the current anchor will further increase cash flows and defer growth capital associated with the development of satellite deposits.

3) Discovery of a New Anchor Deposit - Meaningfully add to current production levels and significantly extend mine life through the discovery of the next major anchor deposit in the region.

• The Britannia Gold Project provides the opportunity to re-develop an underexplored, past-producing deposit with the potential to become a new anchor in the Snow Lake camp.

• Regional exploration on the large and highly prospective land package, including exploration for both volcanogenic massive sulphide (VMS) and orogenic gold deposits.

In the third quarter of 2026, advancement of underground exploration drifts at both Lalor and 1901 established new drilling platforms that will enable additional infill drilling of inferred resources and testing for extensions along mineralized trends in the high-grade copper-gold zones. At the Britannia Gold Project, digitization and remodeling of decades of historical data has identified several high-priority target areas laterally and down-plunge from known mineralization. Drilling from surface is currently underway and progressing in parallel to the assessment of options to restore historical underground access from the New Britannia shaft infrastructure. Regional airborne geophysics, mapping, structural modeling and data compilations progressed in the third quarter in both the Flin Flon and Snow Lake areas to support target definition for new anchor deposits.

Constancia Drilling Campaign Intersects Potential High-Grade Copper-Molybdenum Feeder System

Hudbay's ongoing 2026 drilling exploration program at the Constancia operations in southern Peru has demonstrated high-grade expansion potential beneath and adjacent to the existing reserve and resource envelope, within the Company's existing area of operations.

Two deep diamond drill holes, successfully intersected lateral and down-dip extensions of the skarn envelopes and mineralized breccia zones below and adjacent to the Constancia pit. Drill holes CO-26-003 and CO-26-005 intersected significant widths of mineralized breccia extending beyond the limits of the current resource at grades higher than current reserve grades. A re-assessment of the localized structural and geological controls on mineralization is underway to support target definition for follow up drilling. The initial results indicate meaningful width and grade, while showing potential for orebody extensions at depth.

Highlights of the breccia drill hole intercepts are as follows:

• Hole CO-26-003 intersected 245 metres at 0.43% copper and, 0.03% molybdenum, including 124 metres at 0.55% copper and 0.05% molybdenum from 478 metres.

• Hole CO-26-005 intersected 302 metres at 0.36% copper and 0.02% molybdenum from 396 metres including 64 metres at 0.50% copper and 0.04% molybdenum from 618 metres.

Hudbay intends to continue ongoing geological and geochemical vectoring investigations to confirm the geometry and structural controls of this interpreted feeder system, as well as continue the exploration drilling to determine the potential scale and economic potential of mineralization both down-plunge and at depth. This high-grade system has the potential to enhance Constancia's long-term production profile.

New Ingerbelle Infill and Expansion Drilling Nearing Completion

Hudbay is nearing completion of a 66,000-metre drill program aimed at converting inferred resources to measured and indicated categories at the New Ingerbelle deposit as well as testing possible extensions beyond the limits of the current mineral resource, the results of which are expected to be reflected in Hudbay's annual mineral reserves and resources update in March 2027. Additional geotechnical drilling and geometallurgical sampling are underway to support mine plan optimization and metallurgical recovery modeling.

Proactive Two-Year Extension and Upsize of Senior Secured Revolving Credit Facilities

In November 2026, Hudbay completed the amendments to its senior secured revolving credit facilities to improve balance sheet resilience with a proactive two-year extension and upsize of the facilities. Under the amended credit agreements, the size of the credit facilities has been increased from the existing $450 million to $700 million, and the term has been extended to November 2030, providing additional financial flexibility to manage the maturity of Hudbay's 2029 senior unsecured notes and develop the Copper World project. The amended credit agreement includes an improved pricing grid and greater financial flexibility that reflects Hudbay's enhanced financial position and features an opportunity to increase the facilities by an additional $150 million at Hudbay's discretion during the four-year tenor. After adjusting for the $250 million increase in size of the credit facilities, Hudbay's proforma liquidity as of September 30, 2026 is approximately $1.2 billion.

Industry Recognition of Hudbay's Growth Success

Hudbay has recently received multiple recognitions and inclusions on top growing company lists. These milestones, achieved on the eve of the Company's centennial, reflect Hudbay's consistent operational execution, strong financial performance, and commitment to delivering industry-leading shareholder returns as a premier Americas-focused copper producer.

In September 2026, Hudbay was recognized as a 2026 TSX30™ Top Performer by the Toronto Stock Exchange, ranking among the top 30 performing stocks over the past three years, driven by a 430% dividend-adjusted share price increase over a three-year period.

In September 2026, Hudbay was ranked as one of Canada's Top Growing Companies of 2026 by the Globe and Mail's Report on Business, recognizing the Company's 51% growth rate in revenues over the past three years.

Furthermore, in October, Hudbay was recognized on the Fortune Fastest Growing Companies™ 2026 list, which highlights publicly traded companies demonstrating exceptional growth across key financial measures. This recognition evaluates companies based on their revenue growth, earnings-per-share growth, and three-year annualized total return, requiring qualifying companies to have posted an annualized growth in revenue and earnings per share of at least 15% annually over a three-year period.

Key Leadership Appointment

Following the quarter, Hudbay has appointed Chad Vinkle as Vice President and Head of the British Columbia Business Unit. Prior to his appointment, Mr. Vinkle had been serving as General Manager of Operations at Copper Mountain mine where he paired robust safety standards with operational efficiency that contributed to the site achieving productivity and safety objectives under his leadership. Mr. Vinkle brings over 30 years of industry experience, including nearly a decade with Hudbay acting as General Manager at Hudbay's Lalor operations in Manitoba.

Board Appointment

During the quarter, Hudbay announced the appointment of Thomas Schulz to the Company's Board of Directors. Mr. Schulz's extensive leadership experience across the globe and significant knowledge of the mining industry make him an excellent addition to the Board as Hudbay continues to grow through its strong pipeline of brownfield and greenfield projects.

Mr. Schulz is currently the Chief Executive Officer of Bilfinger SE, a German-based industrial service provider with a global footprint in the process industry. His executive leadership experience spans over 25 years and includes nine years as the Group CEO of FLSmidth, a leading provider of services and solutions to the mining industry, and more than a decade at Sandvik, where he rose through multiple senior executive roles, including as President of Sandvik Construction. Mr. Schulz also has significant board experience, including several years as a director at Norsk Hydro ASA and Boart Longyear Group Ltd, and more recently at Konecranes PLC, where he currently serves as a director. Mr. Schulz holds a PhD in mineral mining and quarrying and an engineering diploma in mineral processing from RWTH Aachen University.

Dividend Declared

A quarterly dividend of C$0.01 per share was declared on November 11, 2026. The dividend will be paid out on December 18, 2026 to shareholders of record as of close of business on December 1, 2026.

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper World cash costs and sustaining cash costs are non-GAAP financial performance measures with no standardized definition under IFRS. Sustaining cash costs includes sustaining capital expenditures, equipment financing and royalties. By-product credits calculated using amortization of deferred revenue for gold and silver stream sales. By-products calculated assuming the following long-term commodity prices: gold stream price of $540 per ounce (representing 15% of market price), silver stream price of $6.75 per ounce (representing 15% of market price), and molybdenum price of $17.50 per pound.

3 Copper World total initial growth capital expenditures less $127 million of equipment financing. Equipment financing payments are incorporated in sustaining cash costs.

4 Snow Lake average gold production over the 2026 to 2030 five-year period. Total life-of-mine ("LOM") gold production compares total LOM gold production in the 2021 technical report to total LOM gold production in the 2026 updated mine plan plus actual production since 2021.

5 Snow Lake resource-to-reserve conversion rate based on the historical conversion at the Lalor deposit from 2022 to 2026.

PERU OPERATIONS REVIEW

		Three months ended			Nine months ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Constancia ore mined[1]	tonnes	12,667,888	10,962,399	564,579	34,331,662	15,928,174
Copper	%	0.27	0.28	0.25	0.28	0.31
Gold	g/tonne	0.03	0.04	0.02	0.03	0.03
Silver	g/tonne	3.40	3.68	1.92	3.40	3.15
Molybdenum	%	0.01	0.01	0.01	0.01	0.02
Pampacancha ore mined[1,2]	tonnes	-	-	4,260,081	-	5,411,442
Copper	%	-	-	0.38	-	0.37
Gold	g/tonne	-	-	0.31	-	0.30
Silver	g/tonne	-	-	4.87	-	4.74
Molybdenum	%	-	-	0.01	-	0.01
Total ore mined	tonnes	12,667,888	10,962,399	4,824,660	34,331,662	21,339,616
Strip ratio[3]		0.66	0.88	1.38	0.78	1.26
Ore milled	tonnes	8,402,491	7,827,509	6,991,744	24,393,847	22,664,815
Copper	%	0.30	0.30	0.31	0.30	0.32
Gold	g/tonne	0.04	0.04	0.16	0.05	0.09
Silver	g/tonne	3.44	3.75	3.94	3.42	3.56
Molybdenum	%	0.01	0.01	0.01	0.01	0.01
Copper concentrate	tonnes	96,837	90,500	82,796	281,041	269,780
Concentrate grade	% Cu	21.24	21.49	21.88	21.56	22.28
Copper recovery	%	82.7	82.0	83.2	82.0	84.2
Gold recovery	%	45.7	48.8	72.1	52.2	65.4
Silver recovery	%	62.1	59.9	65.2	62.3	64.9
Molybdenum recovery	%	34.2	39.9	33.9	36.6	36.2
Combined unit operating costs[4,5]	$/tonne	13.60	14.06	13.03	13.09	12.52

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Pampacancha has been depleted as of December 31, 2025.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

5 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

		Three months ended			Nine months ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Contained metal in concentrate produced
Copper	tonnes	20,572	19,446	18,114	60,591	60,117
Gold	oz	5,267	5,282	26,380	19,319	41,615
Silver	oz	577,231	564,505	577,446	1,672,935	1,684,117
Molybdenum	tonnes	301	277	185	958	957
Payable metal sold
Copper	tonnes	21,382	15,755	11,769	58,193	56,077
Gold	oz	3,238	4,042	9,798	22,442	33,881
Silver	oz	518,411	418,640	258,215	1,613,170	1,589,448
Molybdenum	tonnes	270	298	269	943	1,144
Cost per pound of copper produced
Cash cost[1]	$/lb	2.23	1.66	1.30	1.53	1.29
Sustaining cash cost[1]	$/lb	3.23	2.71	2.11	2.45	2.23

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Overview

The Peru operations continued to demonstrate steady operating performance during the third quarter of 2026, with production and costs well-positioned to achieve the annual guidance ranges. Constancia achieved record quarterly total material moved at the mine and record quarterly ore milled during the third quarter of 2026, reflecting the benefits from efforts to improve productivity and further optimize the operations.

The Company completed the installation of a third rougher line in September, which resulted in immediate improvements in copper recoveries. Hudbay continues to advance the installation of pebble crushers at Constancia to increase mill throughput rates starting in the fourth quarter of 2026, which will allow the mine to continue to deliver steady annual copper production despite lower grades following the depletion of Pampacancha at the end of 2025.

As part of the Company's continuous improvement efforts, Hudbay obtained updated permits in 2026 to enable additional capacity to further optimize Constancia's operations and deliver strong copper production. In June 2026, the Company received approval from the National Environmental Certification Service for Sustainable Investments in Perú (SENACE) to amend its environmental permit and further increase annual mill processing capacity at Constancia. This represented the fifth environmental permit amendment at Constancia. The amended permit increases the processing capacity of the Constancia mill to 34 million tonnes of ore per annum from the previously permitted 31 million tonnes per annum. The corresponding operating permit for this expansion is expected to follow in due course. In March 2026, Hudbay received the previous operating permit to increase mill throughput capacity to 31 million tonnes from 29.9 million tonnes per annum. The Peru Ministry of Energy and Mines' regulatory framework provides operational flexibility to handle daily increases of up to 10% above permitted levels.

Mining Activities

Total material moved during the third quarter of 2026 was 25.0 million tonnes, representing a 51% increase compared to the same period in 2025. This robust performance was driven by steady mining operations in the Constancia pit, where truck fleet utilization reached 77%, up significantly from 59% in the prior year period when mining in Constancia was restricted to approximately 21 days due to regional social unrest. Exclusive focus on mining in one pit during the third quarter of 2026 unlocked substantial operational efficiencies, including shorter hauling distances and improved productivity resulting from haul route optimizations. These optimizations resulted in achieving a new monthly record for total volume of material moved in July 2026.

Total ore mined during the quarter increased by 16% to 12.7 million tonnes, compared to the second quarter of 2026, supported by active mining across three exposed ore phases and positive reconciliation yielding higher tonnage than predicted by the geological model.

Year-to-date total material moved was 26% higher than the same period in 2025, while year-to-date ore mined increased by 61% compared to the prior year period, driven by the same structural and fleet efficiency improvements noted in the quarterly variance, as well as positive reconciliation obtaining ore instead of waste.

Milling Activities

Constancia achieved record mill throughput levels of approximately 91,300 tonnes per day in the third quarter of 2026, representing a 7% increase compared to the second quarter of 2026, primarily due to higher plant availability and lower ore hardness, as well as the benefits of increased mill processing capacity supported by the recently approved permit amendment. Milled copper grades and gold grades remained consistent with the second quarter of 2026. Compared to the third quarter of 2025, milled copper grades decreased slightly and gold grades declined by 75% primarily due to mining exclusively within the Constancia pit, compared to a two-pit operation with mining in the higher-grade Pampacancha satellite pit in the prior year period. Metal recoveries remained in line with expectations.

Year-to-date ore milled was higher than the comparable period in 2025, largely driven by plant mechanical availability. Year-to-date milled copper and gold grades were lower than the same period in 2025 for the same reasons noted above. Copper recoveries during the nine months ended September 30, 2026 averaged 82%, a 3% decline compared to the same year-to-date period in 2025, driven by lower head grades and a higher proportion of stockpile ore feed. Gold and silver recoveries during the nine months ended September 30, 2026 were 52% and 62%, respectively, representing a decrease compared to the same year-to-date period in 2025 of 20% and 4%, respectively, but remained in line with Hudbay's metallurgical models.

Production and Sales Performance

During the third quarter of 2026, the Peru operations produced 20,572 tonnes of copper, 5,267 ounces of gold, 577,231 ounces of silver and 301 tonnes of molybdenum. Production of copper, silver and molybdenum was slightly higher compared to the second quarter of 2026, reflecting higher mill throughput as a result of efficiency improvements and the impacts of the planned semi-annual plant maintenance shutdown during the second quarter of 2026. Production of gold was comparable to the second quarter of 2026. Compared to the same period in 2025, production of copper was higher due to the increase in tonnes milled. As expected, gold production decreased primarily as a result of lower mill head grades and recoveries associated with mining exclusively in the Constancia pit following the planned depletion of Pampacancha at the end of 2025.

Year-to-date production of copper and gold during the nine months ended September 30, 2026 was 60,591 tonnes and 19,319 ounces, respectively, representing a 1% increase in copper production and a 54% decrease in gold production compared to the same period in 2025. The decreased gold production is primarily due to lower recoveries that resulted from processing lower planned head grades as more material was mined from the Constancia pit and reclaimed from stockpiles when compared to the same period last year, which benefited from higher grade Pampacancha ore feed. The slightly increased copper production compared to the same period of 2025 is a result of higher throughput partially offset by lower grades.

Quantities of metal sold during the three and nine months ended September 30, 2026 were in line with the production variances noted above. Copper sales volumes during the third quarter reached 21,382 tonnes, representing a 36% increase compared to the second quarter of 2026. Sales performance was enhanced by the realization of copper concentrate sales that were deferred from late June into early July 2026, due to temporary port closures caused by ocean swells.

*Copper equivalent production is calculated using the quarter average LME prices for each metal excluding molybdenum.

Cost Performance

Combined mine, mill and G&A unit operating cost1 in the third quarter of 2026 was $13.60 per tonne, which was 4% higher than the same period in 2025, primarily driven by higher fuel price and increased fuel consumption due to additional material moved, and higher plant consumable costs to support higher ore throughput. These factors were partially offset by the benefit of additional ore milled, and lower power costs related to a new power purchase agreement that came into effect on January 1, 2026.

Combined mine, mill and G&A unit operating cost in the third quarter of 2026 decreased by 3% compared to the second quarter of 2026, primarily due to higher ore tonnage milled and reduced mill maintenance costs following the completion of the planned semi-annual plant maintenance shutdown in the second quarter. This efficiency gain was partially offset by higher social spending during the quarter.

Combined mine, mill and G&A unit operating costs for the nine months ended September 30, 2026 was $13.09 per tonne, representing a 5% increase compared to the same period in 2025. The increase was primarily due to higher diesel prices partially offset by additional tonnes of ore milled and lower power costs.

Cash cost1, net of by-product credits, in the third quarter of 2026 was $2.23 per pound of copper, a 72% increase compared to the same period in 2025. The increase was mainly due to lower by-product credits from gold, higher fuel prices and fuel consumption from increased material moved, higher profit sharing, and higher plant consumables due to increased production. This was partially offset by higher copper production, and lower power costs. Cash cost1 net of by-product credits increased by 34% compared to the second quarter of 2026, primarily due to lower silver and gold by-product credits, and higher profit sharing. This was partially offset by lower plant maintenance cost following the completion of the semi-annual mill shutdown in the second quarter of 2026.

Year-to-date 2026 cash cost1, net of by-product credits were $1.53 per pound of copper, an increase from $1.29 in the prior year period. The increase was primarily driven by lower gold by-product credits, higher diesel prices, higher profit sharing, and increased grinding media consumption from higher production volumes. This was partially offset by lower treatment and refining charges and lower power costs.

Sustaining cash cost1, net of by-product credits, in the third quarter of 2026 was $3.23 per pound of copper, an increase of 53% compared to the same period in 2025 as a result of the same impacts as cash cost above as well as higher hauling costs related to additional material sent to the tailings management facility ("TMF"). During the third quarter of 2026, sustaining cash cost1, net of by-product credits, per pound of copper increased by 19% compared to the second quarter of 2026, primarily due to the same reasons affecting cash costs above, as well as higher hauling costs related to additional material sent to the TMF.

On a year-to-date basis, sustaining cash cost1, net of by-products credits, was $2.45 per pound of copper, a 10% increase when compared to the same period in 2025 due to the same reasons as cash cost above.

Peru Guidance Outlook

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Annual 2026
Contained metal in concentrate produced
Copper	tonnes	20,572	18,114	60,591	60,117	75,000 - 90,000
Gold	oz	5,267	26,380	19,319	41,615	15,000 - 20,000
Silver	oz	577,231	577,446	1,672,935	1,684,117	1,900,000 - 2,400,000
Molybdenum	tonnes	301	185	958	957	900 - 1,100
Cost per pound of copper produced
Cash cost[1]	$/lb	2.23	1.30	1.53	1.29	1.70 - 2.10

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

Hudbay is on track to achieve its 2026 production guidance for all metals in Peru with gold production expected to exceed the top end of the guidance range. Year-to-date cash cost continued to outperform the low-end of the 2026 guidance range as a result of strong operating cost performance and higher by-product prices, despite external cost pressures. Hudbay is well positioned to achieve the full year 2026 cash cost guidance range in Peru.

MANITOBA OPERATIONS REVIEW

		Three months ended			Nine months ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Total ore mined[1]	tonnes	383,628	321,719	139,006	1,055,327	826,302
Gold	g/tonne	5.12	4.41	5.42	4.77	5.28
Copper	%	0.86	0.84	0.67	0.83	0.78
Zinc	%	1.66	2.25	1.93	1.99	2.35
Silver	g/tonne	29.15	28.33	31.57	27.93	30.82
New Britannia ore milled	tonnes	207,041	170,477	92,765	558,921	444,823
Gold	g/tonne	6.77	5.31	6.88	6.10	6.94
Copper	%	1.04	1.00	0.76	1.03	0.90
Zinc	%	0.94	0.97	1.00	1.00	1.00
Silver	g/tonne	29.94	29.73	32.18	27.54	31.99
Copper concentrate	tonnes	13,159	11,228	4,410	36,585	25,084
Concentrate grade	% Cu	15.00	13.82	14.46	14.33	14.28
Gold recovery[2]	%	91.9	90.5	91.8	91.0	90.3
Copper recovery	%	91.5	90.9	90.0	91.1	89.5
Silver recovery[2]	%	82.7	84.5	78.5	83.1	79.7
Contained metal in concentrate produced
Gold	oz	26,910	18,155	12,330	66,413	56,617
Copper	tonnes	1,973	1,553	637	5,242	3,582
Silver	oz	120,653	101,599	55,012	300,715	255,765
Metal in doré produced[3]
Gold	oz	16,513	11,051	6,933	40,190	37,423
Silver	oz	52,713	35,526	25,058	124,733	116,681
Stall ore milled	tonnes	182,222	148,037	43,940	509,240	403,430
Gold	g/tonne	3.21	3.30	3.10	3.25	3.54
Copper	%	0.64	0.66	0.56	0.61	0.67
Zinc	%	2.47	3.81	3.61	3.12	3.73
Silver	g/tonne	27.83	27.46	31.04	28.37	29.71
Copper concentrate	tonnes	5,848	4,683	1,293	15,362	11,855
Concentrate grade	% Cu	17.76	17.35	15.80	17.38	19.74
Zinc concentrate	tonnes	7,311	9,279	1,053	25,628	23,376
Concentrate grade	% Zn	50.49	51.31	52.06	50.79	51.09
Gold recovery	%	73.6	70.8	72.6	72.8	69.7
Copper recovery	%	89.1	83.7	83.4	86.4	86.7
Zinc recovery	%	82.1	84.5	34.6	81.9	79.4
Silver recovery	%	58.3	55.4	50.3	57.2	55.4
Contained metal in concentrate produced
Gold	oz	13,838	11,138	3,178	38,745	31,990
Copper	tonnes	1,039	813	205	2,671	2,341
Zinc	tonnes	3,691	4,760	548	13,016	11,943
Silver	oz	94,980	72,353	22,062	265,584	213,259

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled. Total ore mined includes tonnes from Lalor and 1901.

2 Gold and silver recovery includes total recovery from concentrate and doré.

3 Doré includes sludge, slag and carbon fines.

		Three months ended			Nine months ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Combined concentrator ore milled		389,263	318,514	136,705	1,068,161	848,253
Gold	g/tonne	5.10	4.38	5.66	4.74	5.32
Copper	%	0.85	0.84	0.70	0.83	0.79
Zinc	%	1.65	2.29	1.84	2.01	2.30
Silver	g/tonne	28.95	28.67	31.82	27.94	30.90
Gold recovery	%	86.5	83.6	88.4	85.0	83.8
Copper recovery	%	90.7	88.4	88.3	89.5	88.4
Zinc recovery	%	82.1	84.5	34.6	81.9	79.4
Silver recovery	%	71.7	71.5	69.7	70.6	68.6

		Three months ended			Nine months ended
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Total contained metal in concentrate and doré produced[1]
Gold	oz	57,261	40,344	22,441	145,348	126,030
Copper	tonnes	3,012	2,366	842	7,913	5,923
Zinc	tonnes	3,691	4,760	548	13,016	11,943
Silver	oz	268,346	209,478	102,132	691,032	585,705
Payable metal sold in concentrate and doré[2]
Gold	oz	51,777	47,066	23,118	144,117	125,815
Copper	tonnes	2,793	2,466	769	7,917	5,627
Zinc	tonnes	4,887	2,635	3,452	11,419	11,180
Silver	oz	268,074	209,383	112,142	670,929	553,990
Unit Operating Costs[3]
Lalor	C$/tonne	187.59	186.93	157.38	180.22	149.20
New Britannia	C$/tonne	75.22	86.18	61.54	79.20	66.70
Stall	C$/tonne	53.99	53.26	57.90	51.12	43.92
Combined unit operating costs[4,5,6]	C$/tonne	282	300	258	278	231
Cost per ounce of gold produced
Cash cost[6,7]	$/oz	403	776	379	508	491
Sustaining cash cost[6]	$/oz	898	1,358	762	1,004	787

1 Total metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

2 Includes other secondary products.

3 Reflects costs per tonne of ore mined/milled.

4 Reflects combined mine, mill and G&A costs per tonne of milled ore.

5 Excludes overhead costs of $16.0 million or C$163 per tonne of ore milled incurred during temporary suspension during the three months ended September 30, 2025, and $19.2 million or C$32 per tonne of ore milled during the nine months ended September 30, 2025.

6 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

7 Excludes overhead costs of $16.0 million or $713 per ounce of gold produced incurred during temporary suspension during the three months ended September 30, 2025, and $19.2 million or $152 per ounce of gold produced during the nine months ended September 30, 2025.

Overview

The Manitoba operations delivered strong operating performance in the third quarter of 2026, driven by the achievement of key operational performance targets and the benefits from strategic initiatives implemented earlier in the year, positioning the business to achieve full-year guidance metrics while advancing key growth and infrastructure projects.

Performance at the Lalor mine significantly improved during the third quarter, with improved equipment utilization driving efficiencies in underground development, and higher gold and copper head grades contributing to increased production compared to the second quarter of 2026.

To address prior labour availability constraints and accelerate development at the 1901 deposit, Hudbay embedded an experienced mining contractor at 1901, allowing internal skilled labour to be redeployed toward critical development areas at Lalor. In tandem, Hudbay expanded its internal capacity by onboarding over 150 new employees thus far in 2026, who are undergoing upskilling to support long-term self-sufficiency. Underground improvement efforts also advanced during the third quarter, including operational testing of a roadheader continuous mining unit at Lalor to understand lateral development applications.

Community workforce programs continued to build momentum. Hudbay's Mining Fundamentals Training program, delivered in partnership with the Northern Manitoba Sector Council and University College of the North, launched its fifth cohort during the third quarter of 2026, including participants from local Indigenous communities. Participants who complete the program are given opportunities for full-time employment with Hudbay.

The New Britannia mill achieved a new quarterly mill throughput record during the third quarter of 2026, and Hudbay initiated early works on the Stall Hot Tails Leaching project to unlock additional gold recovery from material processed at the Stall mill through leaching at New Britannia. Hudbay has also initiated early evaluation work on processing legacy tailings and mineralized piles to utilize excess mill capacity.

Hudbay released an updated mine plan for its Snow Lake operations in September 2026, as further detailed in the Recent Developments section above. The updated mine plan enhanced the gold production profile in Snow Lake, extended reserve mine life to 18 years and identified further growth opportunities from continued resource conversion and regional exploration.

Mining Activities

Total ore mined in Manitoba in the third quarter of 2026 increased compared to the third quarter of 2025 and the second quarter of 2026. The increase compared to the third quarter of 2025 reflects a recovery from the impacts of the temporary wildfire evacuation orders in 2025, while the increase compared to the second quarter of 2026 was driven by improved equipment utilization and haulage efficiencies. While gold grades decreased by 6% compared to the same period in 2025, due to planned mine sequencing, the gold grades increased by 16% compared to the second quarter of 2026 as production prioritized gold-focused mining areas.

The Lalor mine hoisted an average of approximately 4,200 tonnes of ore per day during the third quarter of 2026, strategically prioritizing gold feed. Development activity at the 1901 deposit focused on exploration and infill drilling, orebody access, and critical infrastructure, with late 2027 remaining the targeted timeline for full production.

Year-to-date ore mined was 28% higher than the same period in 2025, primarily reflecting operational stability after the 2025 temporary wildfire evacuation orders and ongoing improvements in ore haulage, equipment utilization, and operating efficiencies. Year-to-date copper grades increased 6%, while gold, zinc, and silver grades mined were lower by 10%, 15%, and 9%, respectively, in line with mine plans.

Milling Activities

New Britannia achieved a new quarterly mill throughput record, averaging approximately 2,250 tonnes per day in the third quarter of 2026, aligning with gold ore output from Lalor and achieving new record gold recoveries of approximately 92% during the quarter.

Stall mill demonstrated higher quarterly throughput compared to the third quarter of 2025 and the second quarter of 2026, matching Lalor base metal production, while achieving new record gold recoveries of 74% as a result of recovery focused initiatives.

Production and Sales Performance

The Manitoba operations produced 57,261 ounces of gold, 3,012 tonnes of copper, 3,691 tonnes of zinc and 268,346 ounces of silver in the third quarter of 2026. Production across all metals increased compared to the third quarter of 2025, driven primarily by higher mill throughput following the temporary wildfire evacuation orders in the prior year period. Production of gold, copper and silver increased compared to the second quarter of 2026 as a result of higher mill throughput and improved gold feed grades, while zinc production decreased due to lower zinc feed grades.

Year-to-date production across all metals exceeded the comparative 2025 period. The increase reflects higher overall mill throughput compared to the wildfire impacted period in 2025 and higher copper head grades, partially offset by lower gold, zinc, and silver head grades.

Third quarter sales volumes reflected typical inventory movement alongside higher production. For the nine months ended September 30, 2026, quantities across all metals aligned with production trends.

Cost Performance

Combined mine, mill and G&A unit operating costs were C$282 per tonne in the third quarter of 2026. Combined unit costs increased compared to the third quarter of 2025 due to full operational activity following prior year wildfire impacts, partially offset by higher milled tonnage. Combined unit costs improved from the second quarter of 2026 as higher ore throughput offset elevated variable site expenses, including operational testing of the continuous miner unit at Lalor.

Cash cost4, net of by-product credits, was $403 per ounce of gold in the third quarter of 2026. This represents a 6% increase compared to the same period in 2025, primarily attributed to higher operating expenses and employee profit sharing, which were largely offset by increased gold production and higher by-product credits. Cash cost decreased by 48% compared to the second quarter of 2026, primarily due to higher gold production and higher by-product credits driven by higher metal prices and volumes, which were partially offset by higher mining and G&A costs.

Sustaining cash cost4, net of by-product credits, was $898 per ounce of gold in the third quarter of 2026, higher than the same period in 2025 and lower than the second quarter of 2026, primarily reflecting the same factors affecting cash costs along with higher sustaining capital. As reflected in the Company's 2026 annual guidance, sustaining capital expenditures are expected to be higher than 2025, in part due to one-time investments to raise the dam at the Anderson Tailings Impoundment Area and the New Britannia mill cyanide recycling project.

Cash cost, net of by-product credits, during the nine months ended September 30, 2026 was $508 per ounce of gold. These costs were 4% higher compared to the same period in 2025 primarily due to higher operating expenses following prior year wildfire evacuation impacts, partially offset by higher gold production and higher by-product credits from metal pricing and volumes. Sustaining cash cost, net of by-product credits, for the nine months ended September 30, 2026 was $1,004 per ounce of gold, an increase of 28% from the same period in 2025 primarily due to the same factors affecting cash cost noted above, together with higher sustaining capital expenditures compared to the prior year.

Manitoba Guidance Outlook

		Three months ended		Nine months ended		Guidance
		Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Annual 2026
Total contained metal in concentrate and doré produced[1]
Gold[2]	oz	57,261	22,441	145,348	126,030	180,000 - 220,000
Copper	tonnes	3,012	842	7,913	5,923	10,000 - 13,000
Zinc	tonnes	3,691	548	13,016	11,943	16,000 - 21,000
Silver[3]	oz	268,346	102,132	691,032	585,705	800,000 - 1,000,000
Cost per ounce of gold produced
Cash cost[4,5]	$/oz	403	379	508	491	500 - 800

1 Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

2 Gold production guidance includes gold contained in concentrate produced and gold in doré and includes other secondary products.

3 Silver production guidance includes silver contained in concentrate produced and silver in doré and includes other secondary products.

4 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Excludes $16 million or $713 per ounce of overhead costs incurred during temporary suspension during the three months ended September 30, 2025 and $19.2 million or $152 per ounce during the nine months ended September 30, 2025.

Hudbay is on track to achieve its 2026 production guidance for all metals in Manitoba and is well positioned to achieve the 2026 cash cost guidance range in Manitoba.

BRITISH COLUMBIA OPERATIONS REVIEW

		Three months ended			Nine months ended[5]
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Ore mined[1]	tonnes	5,117,530	3,276,090	1,815,689	11,309,772	6,973,752
Strip ratio[2]		2.97	6.22	8.84	4.97	7.56
Ore milled	tonnes	3,060,204	3,616,083	3,087,443	9,754,629	8,748,437
Copper	%	0.27	0.23	0.22	0.23	0.28
Gold	g/tonne	0.12	0.08	0.08	0.09	0.09
Silver	g/tonne	0.76	0.88	0.78	0.78	1.00
Copper concentrate	tonnes	30,200	27,274	21,560	78,611	80,992
Concentrate grade	% Cu	21.8	23.7	24.4	22.7	23.6
Copper recovery	%	79.5	77.3	76.6	78.5	78.7
Gold recovery	%	61.0	62.9	59.2	62.6	63.6
Silver recovery	%	69.5	69.7	65.5	68.3	69.3
Combined unit operating costs[3,4]	C$/tonne	34.20	25.52	25.02	28.16	25.09

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

5 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

		Three months ended			Nine months ended[2]
		Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Contained metal in concentrate produced
Copper	tonnes	6,568	6,455	5,249	17,844	19,079
Gold	oz	6,985	5,608	4,760	17,780	15,991
Silver	oz	52,010	71,178	50,816	166,230	195,336
Payable metal sold
Copper	tonnes	6,048	5,559	5,742	17,437	18,698
Gold	oz	6,018	5,158	5,363	17,302	16,141
Silver	oz	53,217	46,467	48,061	153,144	176,108
Cost per pound of copper produced
Cash cost[1]	$/lb	3.09	3.22	3.21	2.95	2.63
Sustaining cash cost[1]	$/lb	6.30	6.23	7.43	6.68	5.44

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Overview

Hudbay continued to advance its multi-year optimization plan at Copper Mountain, achieving significant milestones in mining productivity, operational performance, and project execution in the third quarter of 2026. In parallel, Hudbay has continued to focus on improving safety and environmental management and received ISO 14001 and 45001 certifications at Copper Mountain during the third quarter of 2026.

Copper Mountain achieved mill throughput of approximately 43,500 tonnes per day in September, reflecting successive monthly mill throughput increases after the completion of mill maintenance at the primary SAG mill in July, and Hudbay is on track to achieve the targeted 50,000 tonnes per day by the end of the year. The third quarter represented the first quarter of positive free cash flow at Copper Mountain since its acquisition by Hudbay, demonstrating the benefits from continued operating efficiencies, recent mill improvement initiatives and ongoing execution of the accelerated stripping program.

Following the June groundbreaking, the New Ingerbelle project continued to advance infrastructure development in the third quarter of 2026, with construction of key infrastructure connecting the expansion on the west side of the Similkameen river to existing operations on the east side progressing on schedule. Key milestones achieved during the quarter included completion of the west access road and establishment of a temporary construction bridge to facilitate the construction of the permanent bridge. In parallel, a targeted resource expansion and infill drilling program continued and remains on track for completion in the fourth quarter. Hudbay also continued to advance construction of the east haul road, which was 38% complete at the end of the quarter. The New Ingerbelle expansion is expected to support continuous operations beyond 2040 and provide access to higher grade ore at approximately one third of the strip ratio compare to recent historical mining areas.

Consistent with the refreshed participation agreements ratified earlier in the year with the Upper Similkameen Indian Band (USIB) and the Lower Similkameen Indian Band (LSIB), the joint committees for the New Ingerbelle project are now fully operational and functioning as intended. With respect to the application for judicial review filed by the LSIB in March 2026 concerning the New Ingerbelle permit amendment, Hudbay remains confident in the regulatory process and expects the court to uphold the decision at a hearing anticipated in the first quarter of 2027. Hudbay continues to engage constructively with the LSIB through established Participation Agreement mechanisms.

Mining Activities

Total material movement at Copper Mountain was approximately 26.9 million tonnes (approximately 292.300 tonnes per day) in the third quarter of 2026, representing a 26% increase compared to the third quarter of 2025. The increase was driven by ongoing operational improvement initiatives and mobile fleet additions, as well as waste movement associated with the New Ingerbelle east haul road development, which totaled 5.6 million tonnes during the quarter. Total material movement decreased by 11% compared to the second quarter of 2026 due to fleet availability constraints and reduced productivity in the active mining areas. Waste movement associated with the New Ingerbelle east haul road development totaled 5.6 million tonnes during the third quarter of 2026.

Total ore mined at Copper Mountain in the third quarter of 2026 was 5.1 million tonnes, an increase of 182% and 56% compared to the third quarter of 2025 and second quarter of 2026, respectively. The increases were driven by favourable ore release timing from the north pit, which will be depleted by the end of the year. The strip ratio in the third quarter was 2.97, significantly lower than 8.84 in the third quarter of 2025 and 6.22 in the second quarter of 2026, due to increased ore availability and the shift of waste mining capacity to New Ingerbelle east haul road development.

For the nine months ended September 30, 2026, total ore mined was 62% higher than the same period in 2025, reflecting operational efficiency gains and improved ore availability compared to 2025 when activity was weighted heavily toward waste stripping and stockpile rehandling.

Milling Activities

The scheduled replacement of the primary semi-autogenous grinding (SAG) mill feed end head was completed in July 2026, resolving operational constraints stemming from localized erosion in late 2025. Comprehensive preventative maintenance was executed concurrently, enabling a smooth, progressive ramp-up as planned in the third quarter.

The mill processed 3.1 million tonnes of ore during the third quarter of 2026, consistent with the same period in 2025 and 15% lower than the second quarter of 2026, reflecting 33 days of planned maintenance downtime for the primary SAG mill feed end head replacement. Higher hourly operating throughput following the restart partially offset the planned outage. Mill throughput continues to ramp up towards the targeted 50,000 tonnes per operating day by the end of the year, supported by the secondary SAG mill availability and unconstrained primary SAG mill operation.

Milled copper head grades averaged 0.27% in the third quarter of 2026, representing increases of 23% and 17% compared to the third quarter of 2025 and second quarter of 2026, respectively due to higher grade ore released from active mining faces. Copper recoveries slightly increased to approximately 80% in the third quarter, representing an improvement compared to both the third quarter of 2025 and second quarter of 2026. Gold recovery was 3% higher than third quarter of 2025 but lower than the second quarter of 2026, while circuit optimization efforts continue to focus on managing flotation response at coarser grind sizes.

Milled copper grades during the nine months ended September 30, 2026 averaged 18% lower than the same period in 2025 as the prior year period benefited from higher grade ore contributions from the main pit. Year-to-date 2026 copper and gold recoveries were 79% and 63%, respectively, in line with the comparable period in 2025.

Production and Sales Performance

The British Columbia operations produced 6,568 tonnes of copper, 6,985 ounces of gold and 52,010 ounces of silver in the third quarter of 2026. Copper, gold and silver production increased compared to the third quarter of 2025, as higher head grades and improved recoveries offset the impact of maintenance downtime on the primary SAG mill. Compared to the second quarter of 2026, copper and gold production increased for the same reasons mentioned above, while silver production decreased due to localized head grade variations.

During the nine months ended September 30, 2026, production totaled 17,844 tonnes of copper, 17,780 ounces of gold and 166,230 ounces of silver. Year-to-date copper and silver production were lower than in the same period in 2025 due to lower head grades during the first half of the year, while gold production increased on higher average gold grades.

Sales volumes for all metals in the third quarter of 2026 were higher than the corresponding period in 2025 and the second quarter of 2026, primarily driven by production and higher grade profiles.

Year-to-date sales quantity changes compared to the same period in 2025 reflect the changes in production during the periods.

*Copper equivalent production is calculated using the quarter average LME prices for each metal. Copper Mountain mine production is stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Cost Performance

Combined mine, mill and G&A unit operating costs in the third quarter of 2026 were C$34.20 per tonne milled, higher than the third quarter of 2025 and the second quarter of 2026. This unit cost increase was driven by lower capitalized stripping, higher fuel and mobile equipment maintenance costs, and additional maintenance expenses associated with the planned primary SAG mill shutdown. Year-to-date combined unit operation costs were C$28.16 per tonne milled compared to C$25.09 per tonne milled in the prior year period, driven by the same cost factors.

Cash cost1 net of by-product credits, in the third quarter of 2026 was $3.09 per pound of copper produced. Cash cost1 decreased by 4% compared to the second quarter of 2026 and the third quarter of 2025, benefiting from higher copper production, lower treatment and refining charges, and strong gold and silver by-product credits, which offset higher site operating costs. Higher copper production is expected in the fourth quarter of 2026, resulting in full year cash cost expected to track toward the high end of the annual guidance range in British Columbia.

Sustaining cash cost1, net of by-product credits, was $6.30 per pound of copper in the third quarter of 2026, lower than the third quarter of 2025 due to lower cash costs and reduced sustaining capital expenditures. Compared to the second quarter of 2026, sustaining cash cost1, net of by-product credits, was slightly higher due to higher royalty costs, partially offset by lower cash costs and reduced sustaining capital expenditures. Year-to-date cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, averaged $2.95 and $6.68 per pound, respectively. Variances with the same period last year were for largely the same factors affecting the quarterly variances, together with higher sustaining capital expenditures.

British Columbia Guidance Outlook

		Three months ended		Nine months ended[2]		Guidance
		Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Annual 2026
Contained metal in concentrate produced
Copper	tonnes	6,568	5,249	17,844	19,079	25,000 - 35,000
Gold	oz	6,985	4,760	17,780	15,991	22,000 - 32,000
Silver	oz	52,010	50,816	166,230	195,336	200,000 - 290,000
Cost per pound of copper produced
Cash cost[1]	$/lb	3.09	3.21	2.95	2.63	1.50 - 2.50

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

Hudbay is on track to achieve its 2026 full year production guidance for all metals in British Columbia. While cash costs improved in the third quarter and stronger copper production is expected in the fourth quarter of 2026, year-to-date cash costs reflect higher site operating costs, resulting in full year cash costs expected to track towards the high end of the annual guidance range in British Columbia.

FINANCIAL REVIEW

Financial Results

In the third quarter of 2026, Hudbay recorded net earnings attributable to owners of $149.5 million compared to net earnings on the same basis of $222.4 million in the third quarter of 2025, representing a decrease of $72.9 million. Year-to-date in 2026, Hudbay recorded net earnings attributable to owners of $477.3 million compared to net earnings on the same basis of $440.5 million for the same period in 2025, representing an increase of $36.8 million.

The following table provides further details on the makeup of this variance:

(in $ millions)	Three months ended September 30, 2026	Nine months ended September 30, 2026
Increase (decrease) in components of earnings:
Revenues	419.1	676.4
Cost of sales
Mine operating costs	(118.9)	(162.8)
Depreciation and amortization	(19.3)	(3.5)
Selling and administrative expenses	1.5	(1.6)
Share-based compensation expenses	(3.4)	(20.8)
Exploration expenses	(2.6)	(14.7)
Evaluation expenses	(12.2)	(22.8)
Other operating expenses	(5.0)	3.7
Re-evaluation adjustment - environmental obligation	13.2	4.6
Impairment reversal	(322.3)	(322.3)
Consideration received from sale of non-core project	(14.0)	(14.0)
Net finance (income) expenses	23.6	92.5
Tax expense	(31.1)	(170.4)
(Decrease) increase in net earnings for the period	(71.4)	44.3
Change in non-controlling interest	(1.5)	(7.5)
(Decrease) increase in net earnings attributable to owners for the period	(72.9)	36.8

Revenue

Revenue for the third quarter of 2026 was $765.9 million, $419.1 million higher than the same period in 2025, primarily due to stronger metal prices, lower treatment and refining charges and higher sales volume of all metals.

Revenue during the nine months ended September 30, 2026 was $2,154.5 million, $676.4 million higher than in 2025, as a result of the same factors impacting the third quarter of 2026.

While a majority of revenues continue to be from copper, gold represented a significant portion of total revenues at 34% and 37% for the three months and nine months ended September 30, 2026, respectively. This is as a result of exposure to higher gold prices.

The following table provides further details on these variances:

(in $ millions)	Three months ended September 30, 2026	Nine months ended September 30, 2026

Metals prices[1]
Higher copper prices	141.3	319.0
Higher gold prices	40.8	214.3
Higher zinc prices	5.3	9.2
(Lower) higher silver prices	(0.7)	39.4
Sales volumes
Higher copper sales volumes	115.1	30.6
Higher gold sales volumes	80.1	25.4
Higher zinc sales volumes	4.1	0.7
Higher silver sales volumes	14.0	3.2
Other
Molybdenum and other volume and pricing differences	4.4	15.6
Variable consideration adjustments	-	(10.0)
Effect of lower treatment and refining charges	14.7	29.0
Increase in revenue in 2026 compared to 2025	419.1	676.4

1 See discussion below for further information regarding metals prices.

Hudbay's revenue by significant product type is summarized below:

	Three months ended			Nine months ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Copper	434.2	333.8	178.8	1,148.1	778.2
Gold	259.2	262.4	125.5	811.2	508.9
Zinc	19.9	9.6	9.6	41.4	31.0
Silver	18.8	34.1	9.1	85.3	37.3
Molybdenum	19.4	18.4	14.0	58.4	54.0
Other metals	0.4	0.1	-	5.4	(0.2)
Revenue from contracts	751.9	658.4	337.0	2,149.8	1,409.2
Amortization of deferred revenue - gold	2.3	2.5	2.3	13.9	16.6
Amortization of deferred revenue - silver	8.0	7.0	4.0	25.5	24.5
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	-	(0.1)	9.9
Pricing and volume adjustments[1]	(5.7)	(36.7)	8.8	(41.0)	40.5
Treatment and refining charges	9.4	0.1	(5.3)	6.4	(22.6)
Revenue	765.9	631.3	346.8	2,154.5	1,478.1

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts (QP hedges) and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 20 of Hudbay's consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, zinc, gold and silver, Hudbay may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The gains and losses on QP hedges are included in the calculation of realized prices. Hudbay expects that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Hudbay's realized prices for the three months ended September 30, 2026 and 2025 and June 30, 2026 and nine months ended September 30, 2026 and 2025, are summarized below:

			Realized prices[1] for the				Realized prices[1] for the
			Three months ended				Nine months ended
Prices		LME QTD 2026[2]	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	LME YTD 2026[2]	Sep. 30, 2026	Sep. 30, 2025
Copper	$/lb	6.40	6.49	6.13	4.37	6.09	6.15	4.42
Gold[3]	$/oz	4,263	4,190	4,312	3,522	4,548	4,328	3,162
Zinc	$/lb	1.74	1.79	1.58	1.30	1.59	1.63	1.26
Silver[3]	$/oz	62.71	32.39	52.48	33.22	73.26	43.49	27.33

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

2 London Metal Exchange average for cash copper and zinc prices.

3 Sales of gold and silver from Constancia mine are subject to Hudbay's precious metals stream agreement with Wheaton, pursuant to which Hudbay recognizes deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 35 of this MD&A.

In addition to QP hedges, the Company may periodically undertake metal price hedging in accordance with Board approved policies to achieve strategic objectives, including locking in favourable metal prices to ensure minimum cash flows during or after the construction of a mine or during a period of reduced liquidity due to large capital investments, to manage cash flows at shorter life or higher cost operations or as part of a financing arrangement. The realized prices, denoted in the table above, exclude the impact of derivative mark-to-market gains and losses on these non-QP hedges, which are included in change in fair value of financial instruments in Hudbay's condensed consolidated interim statements of income.

Hudbay entered into forward copper sales and zero cost collar hedges during the first quarter of 2026 that cover approximately 35% of Copper Mountain's expected 2026 production.

As of September 30, 2026, Hudbay had the following non-QP hedges outstanding:

• Forward sales contracts for a total of 4.6 million pounds of copper production over the period of October 2026 to April 2027 at an average price of $6.03 per pound; and

• Zero-cost collar program for 9.3 million pounds of copper production over the period of October 2026 to April 2027 at an average floor price of $5.76 per pound and an average cap price of $6.36 per pound.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended September 30, 2026
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	434.2	259.2	19.9	18.8	19.4	0.4	751.9
Amortization of deferred revenue	-	2.3	-	8.0	-	-	10.3
Pricing and volume adjustments [3]	(1.5)	(5.8)	(0.6)	0.4	1.8	-	(5.7)
Revenue, including mark-to-market on QP hedges [4]	432.7	255.7	19.3	27.2	21.2	0.4	756.5
Realized non-QP derivative mark-to-market	(1.2)	-	-	-	-	-	(1.2)
By-product credits [5]	431.5	255.7	19.3	27.2	21.2	0.4	755.3
Payable metal in concentrate and doré sold [6]	30,223	61,033	4,887	839,702	270	-	-
Realized price [7]	6.49	4,190	1.79	32.39	-	-	-
Realized price, including realized non-QP derivative [7]	6.48	4,190	1.79	32.39	-	-	-
Three months ended June 30, 2026
Revenue from contracts [2]	333.8	262.4	9.6	34.1	18.4	0.1	658.4
Amortization of deferred revenue	-	2.5	-	7.0	-	-	9.5
Pricing and volume adjustments [3]	(12.3)	(22.3)	(0.4)	(5.7)	4.0	-	(36.7)
Revenue, including mark-to-market on QP hedges [4]	321.5	242.6	9.2	35.4	22.4	0.1	631.2
Realized non-QP derivative mark-to-market	(0.1)	-	-	-	-	-	(0.1)
By-product credits [5]	321.4	242.6	9.2	35.4	22.4	0.1	631.1
Payable metal in concentrate and doré sold [6]	23,780	56,266	2,635	674,490	298	-	-
Realized price [7]	6.13	4,312	1.58	52.48	-	-	-
Realized price, including realized non-QP derivative [7]	6.13	4,312	1.58	52.48
Three months ended September 30, 2025
Revenue from contracts [2]	178.8	125.5	9.6	9.1	14.0	-	337.0
Amortization of deferred revenue	-	2.3	-	4.0	-	-	6.3
Pricing and volume adjustments [3]	(2.5)	7.0	0.3	0.8	3.2	-	8.8
Revenue, including mark-to-market on QP hedges [4]	176.3	134.8	9.9	13.9	17.2	-	352.1
Realized non-QP derivative mark-to-market [5]	-	-	-	-	-	-	-
By-product credits [4]	176.3	134.8	9.9	13.9	17.2	-	352.1
Payable metal in concentrate and doré sold [6]	18,280	38,279	3,452	418,418	269	-	-
Realized price [7]	4.37	3,522	1.30	33.22	-	-	-
Realized price, including realized non-QP derivative [7]	4.37	3,522	1.30	33.22

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per IFRS Accounting Standards.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

Nine months ended September 30, 2026
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	1,148.1	811.2	41.4	85.3	58.4	5.4	2,149.8
Amortization of deferred revenue	-	13.9	-	25.5	-	-	39.4
Pricing and volume adjustments [3]	(15.5)	(29.4)	(0.5)	(4.8)	9.2	-	(41.0)
Revenue, including mark-to-market on QP hedges [4]	1,132.6	795.7	40.9	106.0	67.6	5.4	2,148.2
Realized non-QP derivative mark-to-market	(1.3)	-	-	-	-	-	(1.3)
By-product credits [5]	1,131.3	795.7	40.9	106.0	67.6	5.4	2,146.9
Payable metal in concentrate and doré sold [6]	83,547	183,861	11,419	2,437,243	943	-	-
Realized price [7]	6.15	4,328	1.63	43.49	-	-	-
Realized price, including realized non-QP derivative [7]	6.14	4,328	1.63	43.49	-	-	-
Nine months ended September 30, 2025
(in $ millions except for realized price and payable metal sold) [1]	Copper	Gold	Zinc	Silver	Molybdenum	Other	Total
Revenue from contracts [2]	778.2	508.9	31.0	37.3	54.0	(0.2)	1,409.2
Amortization of deferred revenue	-	16.6	-	24.5	-	-	41.1
Pricing and volume adjustments [3]	4.8	30.5	-	1.6	3.6	-	40.5
Revenue, including mark-to-market on QP hedges [4]	783.0	556.0	31.0	63.4	57.6	(0.2)	1,490.8
Realized non-QP derivative mark-to-market	(2.3)	-	-	-	-	-	(2.3)
By-product credits [5]	780.7	556.0	31.0	63.4	57.6	(0.2)	1,488.5
Payable metal in concentrate and doré sold [6]	80,402	175,837	11,180	2,319,546	-	-	-
Realized price [7]	4.42	3,162	1.26	27.33	-	-	-
Realized price, including realized non-QP derivative [7]	4.40	3,162	1.26	27.33	-	-	-

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

2 As per consolidated interim financial statements.

3 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for QP hedge derivative contracts and adjustments to originally invoiced weights and assays.

4 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

5 By-product credits subtotal is used in the calculated of cash cost per pound of copper and ounce of gold produced, net of by-product credits. Cash cost per pound of copper and per ounce of gold produced, net of by-product credits, are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

6 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.

7 Realized price for copper and zinc in $/lb and realized price for gold and silver in $/oz.

The price, quantity and mix of metals sold affect Hudbay's revenue, operating cash flow and gross profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Precious metals - stream sales and realized price breakdown

The following table shows a breakdown of realized prices for precious metals inclusive of stream and offtaker revenue. It further identifies the components of the realized price for stream revenues between the amortized drawdown rate and cash payment rate.

(in $ millions except for realized price and payable metal sold)		Gold				Silver
		Three months ended		Nine months ended		Three months ended		Nine months ended
Revenue		Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Stream		3.6	3.5	21.1	24.8	11.3	5.8	35.9	34.7
Offtaker		252.1	131.3	774.6	531.2	15.9	8.1	70.1	28.7
Revenue, including mark-to-market on QP hedges [3]		255.7	134.8	795.7	556.0	27.2	13.9	106.0	63.4

Payable metal sold
Stream	oz	2,844	2,707	16,721	19,323	511,687	275,009	1,638,819	1,629,683
Offtaker	oz	58,189	35,572	167,140	156,514	328,015	143,409	798,424	689,863
Total payable metal sold	oz	61,033	38,279	183,861	175,837	839,702	418,418	2,437,243	2,319,546

Deferred revenue drawdown rate[1]	$/oz	833	860	833	860	15.56	15.06	15.56	15.06
Cash rate[2]	$/oz	432	429	430	426	6.36	6.33	6.33	6.28
Stream realized price	$/oz	1,265	1,289	1,263	1,286	21.92	21.39	21.89	21.34
Offtaker realized price	$/oz	4,332	3,691	4,634	3,394	48.47	56.48	87.80	41.60
Realized price	$/oz	4,190	3,522	4,328	3,162	32.39	33.22	43.49	27.33

1 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

2 The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective August 4, 2019. Subsequently every year, on August 4, the cash rate will increase by 1% compounded.

3 Revenue, including mark-to-market on QP hedges is used in the calculation of realized price.

Subsequent to the variable consideration adjustment recorded on January 1, 2026, the deferred revenue amortization is recorded in Peru at $833 per ounce gold and $15.56 per ounce silver (September 30, 2025 - $860 per ounce gold and $15.06 per ounce silver).

Cost of Sales

Hudbay's detailed cost of sales is summarized as follows:

(in $ millions)	Three months ended			Nine months ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Peru
Mining	49.5	42.2	34.8	126.2	93.9
Milling	45.3	50.9	40.8	139.6	143.0
Changes in product inventory	5.4	(20.3)	(26.9)	(7.3)	(9.1)
Depreciation and amortization	63.8	45.4	50.0	170.6	174.2
G&A	33.1	25.6	19.5	92.4	65.5
Overhead costs incurred during Peru temporary suspension (cash)	-	-	7.3	-	7.3
Inventory adjustments	-	-	(1.3)	-	0.2
Freight, royalties and other charges	17.2	14.0	10.9	47.2	40.6
Total Peru cost of sales	214.3	157.8	135.1	568.7	515.6
Manitoba
Mining	51.5	43.5	15.8	137.3	87.6
Milling	18.2	16.3	5.9	50.8	33.7
Changes in product inventory	(3.4)	5.6	3.1	(3.7)	5.9
Depreciation and amortization	20.7	21.2	16.3	61.9	63.8
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0	-	19.2
Inventory adjustments	-	0.9	-	0.9	1.0
G&A	22.3	19.3	6.4	63.4	35.8
Freight, royalties and other charges	6.3	5.3	2.5	17.3	13.3
Total Manitoba cost of sales	115.6	112.1	66.0	327.9	260.3
British Columbia[1]
Mining	37.3	31.3	19.6	84.8	65.7
Milling	31.1	27.2	29.1	89.8	72.3
Changes in product inventory	(12.9)	(2.6)	4.2	(4.2)	7.0
Depreciation and amortization	17.5	22.2	16.4	58.2	49.2
G&A	7.8	8.5	7.6	25.3	20.5
Inventory adjustments	-	-	-	-	2.2
Freight, royalties and other charges	9.0	5.8	3.5	20.8	12.2
Total British Columbia cost of sales	89.8	92.4	80.4	274.7	229.1
Cost of sales	419.7	362.3	281.5	1,171.3	1,005.0

1 Copper Mountain mine results are stated at 100%.

Total cost of sales for the third quarter of 2026 was $419.7 million, reflecting an increase of $138.2 million compared to the third quarter of 2025.

Peru cost of sales during the third quarter of 2026 increased by $79.2 million compared to the same period in 2025, primarily driven by a $32.3 million change in product inventory resulting from concentrate inventory build up in the prior year period following social blockades. Cost of sales was also impacted by higher depreciation and amortization, higher mining costs from elevated diesel prices and material movement, higher G&A from increased employee profit sharing, and higher freight charges. Milling costs increased as higher grinding ball consumption and throughput were partially offset by lower power costs under the power purchase agreement effective January 1, 2026. Compared to the second quarter of 2026, Peru cost of sales increased by $56.5 million, primarily driven by a $25.7 million change in product inventory from concentrate inventory build up in the prior quarter, higher depreciation and amortization, and increased mining, G&A, and freight expenses.

Manitoba cost of sales during the third quarter of 2026 increased by $49.6 million compared to the same period in 2025, primarily driven by higher mining and milling costs reflecting uninterrupted operational activities compared to the prior year period, which was impacted by temporary wildfire evacuation orders. The increase in mining costs was due to higher operational development and direct mining expenses driven by contract services, materials, and consumables, while milling costs increased due to fewer operational down days alongside higher labour, process reagents and contractor expenses. Additionally, G&A costs were higher due to increased employee profit sharing resulting from higher sales volumes and realized metal prices, as well as higher consulting fees. Depreciation and amortization increased by $4.4 million due to higher production volumes. Manitoba cost of sales during the third quarter of 2026 increased by $3.5 million compared to the second quarter of 2026, primarily driven by higher mining costs from increased operational development and direct mining activities, higher milling costs, and higher G&A costs due to increased employee profit sharing, partially offset by a favourable change in product inventory.

British Columbia cost of sales during the third quarter of 2026 increased by $9.4 million compared to the same period in 2025, primarily driven by higher net mining costs due to lower capitalized stripping, higher milling expenses from the planned shutdown for the first SAG mill feed end head replacement, and increased freight and royalty charges from the refreshed first nation participation agreement. These cost increases were partially offset by a favourable inventory movement of $17.1 million driven by a significant stockpile build-up at the end of the quarter. Compared to the second quarter of 2026, British Columbia cost of sales decreased by $2.6 million, primarily driven by the continued build-up of stockpile inventory and lower depreciation expenses, partially offset by similar operational factors, including higher net mining and milling costs from shutdown timing, and lower strip ratios.

Total cost of sales for the nine months ended September 30, 2026 was $1,171.3 million, an increase of $166.3 million compared to the same period in 2025. This increase was primarily driven by Manitoba due to full operational activities compared to the prior year period, which was impacted by temporary wildfire evacuation orders and higher profit sharing. Cost increases in Peru resulting from functioning at normal operating levels compared to the same period in 2025 which was impacted by a temporary operational shutdown during the third quarter of 2025 caused by social unrest and higher profit sharing. Cost increases in British Columbia resulting from the same operational and inventory factors mentioned in the quarterly variance.

For details on unit operating costs, refer to the respective tables in the "Operations Review" section of this MD&A.

For the third quarter of 2026, other significant variances in expenses, compared to the same period in 2025, include the following:

- Impairment reversal gain decreased by $322.3 million as a result of the prior year period non-cash full impairment reversal on the carrying value of the Copper World project, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% non-controlling interest.

- Net finance (income) expenses increased by $23.6 million, primarily due to an increase in mark-to-market gains of $10.6 million from investments, a decrease of $1.9 million in interest expense on long-term debt benefitting from the retirement of the 2026 senior unsecured notes, a decrease in foreign exchange loss of $9.5 million from the revaluation of foreign currency monetary balances and an increase in interest income of $3.9 million, partially offset by an increase in loss from non-QP hedges of $5.9 million.

- Consideration received from previous sale of non-core project decreased by $14.0 million, reflecting additional contingent consideration received in the prior year period from a previously sold Copper Mountain asset.

- Re-evaluation DRO adjustment gain increased by $13.2 million due to the relative revaluation of the environmental reclamation provision on Hudbay's Manitoba non-producing sites from changes in long-term risk-free discount and inflation rates. Given the long term nature of the reclamation cash flows, the related environmental reclamation provision is highly sensitive to changes in inflation and long-term-risk free discount rates, and, as such, Hudbay may continue to experience significant quarterly environmental reclamation revaluations.

- Evaluation expense increased by $12.2 million, primarily due to a $5.0 million and $5.7 million increase in pre-feasibility activities related to the Mason and Cactus projects, respectively.

For year-to-date 2026, other significant variances in expenses, compared to the same period in 2025, include the following:

- Impairment reversal gain decreased by $322.3 million as a result of the prior year period non-cash full impairment reversal on the carrying value of the Copper World project, following the announcement of the Copper World JV Transaction with Mitsubishi for a 30% non-controlling interest.

- Net finance (income) expenses increased by $92.5 million due to an increase in mark-to-market gains of $111.2 million from investments, an increase of $8.8 million in net interest income, a decrease of $5.7 million in net interest expense on long-term debt benefitting from the retirement of the 2026 senior unsecured notes, partially offset by a $35.2 million increase in net foreign exchange loss from the revaluation of foreign currency monetary balances and an increase in loss from non-QP hedges of $4.2 million.

- Evaluation expense increased by $22.8 million, primarily due to a $14.1 million and $5.7 million increase pre-feasibility study activities related to the Mason and Cactus projects respectively.

- Share-based compensation expense increased by $20.8 million primarily from the revaluation of share units due to higher share prices compared to the prior period.

- Exploration expenses increased by $14.7 million, primarily due to Hudbay's planned Snow Lake exploration program consisting of modern geophysical programs and multi-phased drilling campaigns, most of which was funded by flow-through financing.

- Consideration received from previous sale of non-core project decreased by $14.0 million, reflecting additional contingent consideration received in the prior year period from a previously sold Copper Mountain asset.

Tax Expense

For the three months ended September 30, 2026, tax expense increased by $31.1 million compared to the same period in 2025. For the nine months ended September 30, 2026, tax expense increased by $170.4 million compared to the same period in 2025. The following table provides further details:

(in $ millions)	Three months ended		Nine months ended
	Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Current tax expense - income tax	68.5	32.9	191.7	97.8
Deferred tax expense (recovery) - income tax[1]	30.0	69.6	74.7	79.6
Total income tax expense	98.5	102.5	266.4	177.4

Current tax expense - mining tax	37.0	6.2	118.2	43.1
Deferred tax expense (recovery) - mining tax[1]	3.7	(0.6)	4.4	(1.9)
Total mining tax expense	40.7	5.6	122.6	41.2
Tax expense	139.2	108.1	389.0	218.6

1 Deferred tax expense (recovery) represents Hudbay's draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense/Recovery

Applying the estimated Canadian statutory income tax rate of 26.7% to Hudbay's net earnings before taxes of $869.6 million for the year-to-date of 2026 would have resulted in a tax expense of approximately $232.2 million. Hudbay recorded an income tax expense of $266.4 million. The primary items causing Hudbay's effective income tax rate to be different than the 26.7% estimated Canadian statutory income tax rate are the following:

- The tax expense with respect to Hudbay's foreign operations is recorded using an income tax rate other than the Canadian statutory income tax rate of 26.7%, resulting in a tax expense of $54.1 million.

- Current mining tax deductions resulted in a tax recovery of $33.5 million.

Mining Tax Expense

For the year-to-date 2026, Hudbay recorded a mining tax expense of $122.6 million. Effective mining tax rates can vary significantly based on the composition of Hudbay's earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in Hudbay's various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on earnings related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable earnings if mining profit is C$50 million or less;

- Between mining earnings of C$50 and C$55 million, mining tax is equal to a minimum of C$5 million plus mining earnings less C$50 million multiplied by 65%;

- 15% of total mining taxable earnings if mining profits are between C$55 million and C$100 million;

- Between mining earnings of C$100 million and C$105 million, mining tax is equal to a minimum of C$15 million plus mining earnings less C$100 million multiplied by 57%; and

- 17% of total mining taxable earnings if mining profits exceed C$105 million.

Hudbay estimates that the deferred tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, Hudbay has recorded a deferred tax liability as at September 30, 2026, at the tax rate expected to be applied when temporary differences reverse.

British Columbia

The Province of British Columbia imposes a 13% net revenue tax on the sale of mineral products mined in the province of British Columbia after the mine owner has recovered the capital invested in the mine and its Cumulative Expenditure Account ("CEA") no longer has a balance. The tax is paid on the profit in excess of the capital that has been invested in the mine. British Columbia mineral tax is deductible for federal and provincial income tax purposes.

While there is a balance in the CEA account, the mine owner must pay a Net Current Proceeds ("NCP") tax of 2%. Any amounts paid as NCP can then be claimed in the future against net revenue taxes payable.

Hudbay estimates that the effective tax rate that will be applicable when temporary differences reverse will be approximately 9.49%.

LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2026, Hudbay's total liquidity of $964.3 million includes $788.7 million in cash and cash equivalents, undrawn total availability of $175.6 million under Hudbay's revolving credit facilities and excludes $50.1 million in Municipal Bond proceeds that is classified as restricted cash. In November 2026, the Company completed a $250.0 million increase to its revolving credit facilities. On a pro forma basis incorporating this increase, total available liquidity is $1.2 billion.

The following table summarizes the sources of cash and cash equivalents, long-term debt and restricted cash:

(in $ millions)	Sep. 30, 2026	Dec. 31, 2025
Cash and cash equivalents from:
Wholly owned subsidiaries	498.6	568.9
Copper World LLC	290.1	-
Cash and cash equivalents	788.7	568.9

Restricted cash:
Unrelated to long-term debt proceeds	0.3	0.2
Related to unspent proceeds on senior unsecured municipal bonds from Copper World LLC	50.1	-
Total restricted cash	50.4	0.2

Long-term debt from:
Wholly owned subsidiaries	788.0	1,008.6
Copper World LLC - Senior unsecured municipal bonds	50.7	-
Total long-term debt	838.7	1,008.6

Senior Unsecured Notes

As at September 30, 2026, Hudbay had $542.4 million aggregate principal amount of 2029 Notes.

On April 1, 2026, the Company completed the repayment of its 2026 Notes upon their maturity. The total principal amount settled was $472.5 million, plus accrued and unpaid interest. The repayment was funded using the Company's available cash on hand and a $272.0 million draw on the Company's senior secured revolving credit facility ($22 million of which was repaid in the third quarter).

Senior Secured Revolving Credit Facilities

Hudbay has two senior secured revolving credit facilities which had total commitments of $450 million ("the Credit Facilities") as at September 30, 2026 for its Canadian and Peruvian businesses on substantially similar terms and conditions. The Credit Facilities include an accordion feature that allows Hudbay the option to increase the facility by an additional $150 million at Hudbay's discretion over the four-year term.

Following the initial draw of the $272.0 million in the second quarter of 2026 to repay the 2026 Notes upon maturity, Hudbay repaid $22.0 million under the Canadian Credit Facility during the third quarter of 2026.

As at September 30, 2026, $250 million was drawn under the Credit Facilities and $24.4 million in letters of credit secured under the Canadian Credit Facility.

As at September 30, 2026, Hudbay was in compliance with its covenants under the Credit Facilities.

In November 2026, Hudbay completed the amendments to its senior secured revolving Credit Facilities to improve balance sheet resilience with a proactive two-year extension and upsize of the facility.  Under the amended agreement, the size of the credit facilities has been increased to $700 million from the existing $450 million and the term has been extended from November 2028 to November 2030, providing additional financial flexibility to manage the maturity of the 6.125% coupon 2029 senior unsecured notes and develop the Copper World project. The amended credit agreement includes an improved pricing grid that reflects Hudbay's enhanced financial position and features an opportunity to increase the facility by an additional $150 million at Hudbay's discretion during the four-year tenor, providing additional financial flexibility. After adjusting for the $250 million increase in size of the credit facilities, Hudbay's proforma liquidity as of September 30, 2026 is approximately $1.2 billion.

Municipal Bonds

On June 24, 2026, Copper World LLC received proceeds of an offering of $52.0 million aggregate principal amount of solid waste disposal revenue bonds (the "Municipal Bonds") issued by the Arizona Industrial Development Authority. The Municipal Bonds carry a fixed interest rate of 4.50%, payable semi-annually, and have an initial mandatory tender date of July 2, 2036. The Municipal Bonds represent senior unsecured obligations of Copper World LLC and are guaranteed on a senior unsecured basis by Hudbay and its primary operating subsidiaries. The proceeds from this issuance help enhance the Company's overall liquidity position and are intended to support the ongoing development and capital requirements of the Copper World project, specifically with respect to qualifying solid waste disposal expenditures.

C$130 Million Bilateral Letter of Credit Facility

Hudbay has a C$130.0 million bilateral letter of credit facility ("LC Facility") with a major Canadian financial institution. The LC Facility has no financial covenants and enables Hudbay to issue up to C$130.0 million of letters of credit to beneficiaries on an unsecured basis at attractive rates, including C$30.0 million sub-limit for financial letters of credit. As at September 30, 2026, the Manitoba business unit had drawn $55.8 million in letters of credit under the LC Facility.

Subsequent to quarter end, Hudbay established a C$50.0 million letter of credit facility with a major Canadian financial institution. This new facility was permitted under the existing terms the Credit Facilities and has no financial covenants. There have been no letters of credit drawn under this new facility as of the date of this MD&A.

Surety Bonds and Letters of Credit

As at September 30, 2026, the United States business unit had $54.3 million in surety bonds issued to support future reclamation and closure obligations and the Peru business unit had $145.6 million in letters of credit issued with various Peruvian financial institutions to support future reclamation and other operating matters. In addition, the British Columbia business unit had $83.9 million in surety bonds issued to support future reclamation and $1.8 million in surety bonds and letters of credit to support other operating matters. No cash collateral is required to be posted under these surety bonds.

Working Capital

Working capital increased by $910.7 million to $845.1 million from December 31, 2025 to September 30, 2026, primarily due to a decrease in the current portion of long-term debt of $472.1 million as a result of a full repayment of the 2026 senior unsecured debt which was funded using available cash on hand and $272.0 million through a draw on the Company's senior secured revolving credit facility, an increase in cash and cash equivalents of $219.8 million primarily as a result of the $411.7 million net proceeds from the sale of Copper World non-controlling interest and increases in operating cash flows, partially offset by repayments of 2026 senior unsecured debt and other cash outflows, an increase in trade and other receivables of $188.5 million primarily related to the deferred consideration receivable from the sale of the non-controlling interest in Copper World, an increase in other financial assets of $49.9 million as a result of an increase in restricted cash from the proceeds received from the municipal bonds, a decrease of $25.5 million in taxes payable, a decrease of $23.2 million relating to deferred revenue, a decrease in other liabilities of $11.3 million primarily relating to share-based compensation paid in the first quarter of 2026 and a decrease in other financial liabilities of $8.0 million primarily as a result of the revaluation of derivative liabilities and payments made for community agreements. These increases are offset by a $80.4 million increase in trade and other payables and a decrease in inventory by $5.8 million.

Cash Flows

The following table summarizes Hudbay's cash flows for the three months ended September 30, 2026, June 30, 2026 and September 30, 2025 and for nine months ended September 30, 2026 and September 30, 2025:

(in $ millions)	Three months ended			Nine months ended
	Sept. 30, 2026	Jun. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Operating cash flow before change in non-cash working capital	313.9	210.1	70.3	732.7	427.4
Change in non-cash working capital	(99.0)	86.9	43.2	(9.5)	70.5
Cash generated from operating activities	214.9	297.0	113.5	723.2	497.9
Cash used in investing activities	(262.9)	(154.5)	(99.9)	(584.0)	(284.8)
Cash (used in) generated from financing activities	(53.8)	(253.8)	(26.3)	84.3	(145.7)
Effect of movement in exchange rates on cash	(0.4)	(1.6)	(1.7)	(3.7)	1.9
Net (decrease) increase in cash	(102.2)	(112.9)	(14.4)	219.8	69.3

Cash Flow from Operating Activities

Cash generated from operating activities was $214.9 million during the third quarter of 2026, an increase of $101.4 million compared to the same period in 2025. Operating cash flow before change in non-cash working capital was $313.9 million during the third quarter of 2026, reflecting an increase of $243.6 million compared to the third quarter of 2025. The increase in operating cash flows before change in working capital compared to the third quarter of 2025 was primarily the result of higher metal prices and sales volumes, partially offset by higher cash taxes paid which are a function of high taxable profits in earlier quarters in Peru and Manitoba that were subsequently payable.

During the nine months ended September 30, 2026 cash generated from operating activities was $723.2 million, an increase of $225.3 million compared to the same period in 2025. Operating cash flow before changes in non-cash working capital for the nine months ended September 30, 2026 was $732.7 million, an increase of $305.3 million compared to the same period in 2025. The increase was primarily the result of higher metal prices and sales volumes. This was partially offset by a significant increase in cash taxes paid of $132.9 million and stock based compensation paid, compared to the same period in 2025.

Cash Flow from Investing and Financing Activities

During the third quarter of 2026, Hudbay spent $316.7 million in investing and financing activities, primarily driven by $216.5 million in capital expenditures, $45.0 million in net purchases of investments, $22.0 million in repayments on the revolving credit facility, $15.5 million in capitalized lease and equipment financing payments, $6.5 million in transaction costs related to the acquisition of Arizona Sonoran, $5.0 million in deferred land payments associated with the private land purchases completed by Arizona Sonoran, $4.2 million in interest paid on Hudbay's long-term debt, $3.2 million in dividends paid and $3.2 million in financing costs paid. This was partially offset by $9.7 million in interest income received.

During the nine months ended September 30, 2026 Hudbay spent $499.7 million in investing and financing activities, primarily driven by the $509.6 million in capital expenditures,$472.5 million repurchase of the 2026 senior unsecured note, $83.7 million in net purchases of investments, $48.0 million in capitalized lease and equipment financing payments, $34.2 million in interest paid on Hudbay's long-term debt, $22.0 million in repayments on the revolving credit facility and $8.9 million in dividends paid. This was partially offset by proceeds of $411.7 million from the sale of Copper World non-controlling interest, $272.0 million cash proceeds received from the drawdown of the revolving credit facility and $25.8 million in interest income received.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended			Nine months ended		Guidance
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025	Annual
(in $ millions)						2026[2,5]
Sustaining capital expenditures
Peru [1]	33.8	26.4	23.6	83.1	96.5	140.0
Manitoba [1]	25.9	20.7	5.5	63.8	29.3	105.0
British Columbia [1,3]	33.3	33.0	42.1	113.2	96.5	190.0
Total sustaining capital expenditures	93.0	80.1	71.2	260.1	222.3	435.0

Growth capital expenditures
Peru	6.8	6.0	1.5	14.2	3.7	40.0
Manitoba	8.1	2.5	1.3	14.0	5.2	15.0
British Columbia	40.3	30.6	21.3	80.4	48.8	115.0
Total growth capital expenditures - excluding Copper World	55.2	39.1	24.1	108.6	57.7	170.0
Copper World growth capitalized costs[4]	66.9	38.3	18.4	134.8	43.5	245.0

Capitalized exploration	7.7	8.4	2.8	21.9	7.3	25.0
Cactus Project capitalized costs	5.9	4.0	-	9.9	-
Right-of-use asset and property, plant & equipment financing additions	40.4	34.7	3.7	111.4	32.6
LOM community agreement accruals	8.1	(0.6)	13.6	7.4	14.2
Non-cash capitalized stripping and development	4.1	6.1	7.4	19.6	22.3
Grants and other capitalized costs	0.2	(0.3)	(0.4)	(0.2)	(2.2)
Total other non-sustaining capital costs	188.5	129.7	69.6	413.4	175.4
Total accrued capital additions	281.5	209.8	140.8	673.5	397.7

Reconciliation to cash capital additions:
Other capitalized costs[2]	(52.6)	(40.2)	(24.7)	(138.4)	(69.1)
Change in capital accruals and other	(12.4)	(16.7)	(5.7)	(25.5)	(5.1)
Acquisition of property, plant & equipment - cash	216.5	152.9	110.4	509.6	323.5

1 Peru, Manitoba and British Columbia sustaining capital expenditures include capitalized stripping costs and capitalized development.

2 Other capitalized costs primarily include right-of-use lease and equipment financing additions, which are excluded from guidance in 2026, community agreement additions and non-cash capitalized stripping.

3 Includes 100% of Copper Mountain mine production. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

4 Copper World growth capital shown on a 100% basis.

5 British Columbia growth capital increased by an additional $30 million, compared to the original 2026 guidance of $85 million due to additional costs associated with the development of infrastructure for New Ingerbelle. Copper World growth capital increased by $110 million, compared to the original guidance of $135 million before project sanctioning.

For the three and nine months ended September 30, 2026, total accrued capital expenditures increased by $140.7 million and $275.8 million, respectively, compared to the same period in 2025, primarily due to a planned increase in growth capital in British Columbia and Copper World growth capital.

Sustaining capital expenditures in Peru for the three and nine months ended September 30, 2026 were $33.8 million and $83.1 million, respectively, representing an increase of $10.2 million for the quarter and a decrease of $13.4 million for the nine month period compared to the same periods in 2025 as a result of the timing of various stripping campaigns and civil work projects. Sustaining capital expenditures in Manitoba for the three and nine months ended September 30, 2026 were $25.9 million and $63.8 million, respectively, representing an increase of $20.4 million and $34.5 million, respectively, compared to the same periods in 2025. These increases were primarily driven by project spending on the SART plant and tailing dam raise, as well as prior year spending levels being impacted by wildfire related shutdowns.  Sustaining capital expenditures in British Columbia for the three and nine months ended September 30, 2026 were $33.3 million and $113.2 million, respectively, representing a decrease of $8.8 million for the quarter and an increase of $16.7 million for the nine month period compared to the same periods in 2025. Sustaining capital spending included $17.9 million and $82.7 million, respectively, of capitalized stripping related to Hudbay's planned three-year accelerated stripping campaign to access higher grade ore. The quarterly decrease was primarily driven by lower capitalized stripping costs during the period, partially offset by key sustaining projects including the SAG mill feed-end replacement. The nine month increase was primarily due to higher stripping costs driven by increased mine maintenance and fuel expenses, as well as overall larger mill project scopes.

Growth capital spending in Manitoba for the three and nine months ended September 30, 2026 was $8.1 million and $14.0 million, respectively, representing an increase of $6.8 million and $8.8 million, respectively, compared to the same period in 2025. The increases were primarily due to ongoing development activities at the 1901 deposit and feasibility work on the Stall hot tailings project.

Growth capital expenditures in British Columbia for the three and nine months ended September 30, 2026 were $40.3 million and $80.4 million, respectively, representing an increase of $19.0 million and $31.6 million, respectively, compared to the same period in 2025. The increases were primarily driven by the advancement and scope expansion of the New Ingerbelle project, equipment purchases dedicated to the project, exploration drilling, and mine expansion activities, partially offset by the completion of the Ball Mill 3 to Secondary SAG project in 2026.

Growth capital expenditures in Peru for the three and nine months ended September 30, 2026 were $6.8 million and $14.2 million, respectively, representing an increase of $5.3 million and $10.5 million, respectively compared to the same period in 2025. The increases were primarily driven by the pebble crusher implementation and the rougher cell project.

Copper World's capital expenditures for the three and nine months ended September 30, 2026 were $66.9 million and $134.8 million, respectively, mainly related to ongoing carrying costs and feasibility preparation. Initial growth capital guidance of $135 million primarily related to feasibility study costs and de-risking activities until a Copper World project sanctioning decision and did not include post-project sanctioning construction costs. With the sanctioning of Copper World, the Company now expects growth expenditures related to the Copper World joint venture to total $245 million in 2026, reflecting an increase of $110 million related to project construction and development costs in the fourth quarter of 2026.

Capitalized exploration for the three months and nine months ended September 30, 2026 was $7.7 million and $21.9 million, respectively, primarily related to New Ingerbelle.

Full year 2026 sustaining capital expenditures are expected to be $35 million lower than guidance levels due to lower capitalized stripping in Peru and British Columbia and capital deferrals and efficiencies. Full year growth capital expenditures, excluding the Copper World joint venture expenditures, are tracking in line with the revised guidance levels of $170 million reflecting the additional $30 million in infrastructure development costs at New Ingerbelle in British Columbia announced in the second quarter of 2026. As disclosed with the Copper World FID announcement and noted above, Hudbay provided post-FID spending guidance at Copper World of $110 million for the fourth quarter of 2026.

Capital Commitments

As at September 30, 2026, Hudbay had outstanding capital commitments in Canada of approximately $69.9 million, of which $37.7 million can be terminated, approximately $9.5 million in Peru primarily related to sustaining capital commitments and exploration option agreements, all of which can be terminated, and approximately $199.6 million in the United States, primarily related to the Copper World project, of which $197.4 million can be terminated.

Contractual Obligations

The following table summarizes Hudbay's significant contractual obligations as at September 30, 2026:

	Total	Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)
Long-term debt obligations[1]	1,002.7	52.6	882.3	4.7	63.1
Property, plant and equipment financing and lease obligations[2]	305.9	105.2	128.9	53.4	18.4
Purchase obligation - capital commitments	279.0	198.8	68.6	1.0	10.6
Purchase obligation - other commitments[3]	1,289.1	524.3	334.1	119.5	311.2
Deferred payment and contingent obligations	36.8	3.0	6.0	13.5	14.3
Pension and other employee future benefits obligations[4]	89.1	4.3	15.0	8.0	61.8
Deferred land payments	114.6	5.0	109.6	-	-
Community agreement obligations[5,6]	116.1	56.9	10.9	9.2	39.1
Decommissioning and restoration obligations[6]	534.7	11.9	12.9	11.4	498.5
Total	3,768.0	962.0	1,568.3	220.7	1,017.0

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments.

2 Lease obligations include payments related to short-term, low-value and variable lease obligations.

3 Primarily made up of trades payables, accrued liabilities, long-term agreements with operational suppliers, obligations for power purchases, concentrate handling and fleet and port services.

4 Discounted.

5 Represents community agreement obligations and various finalized land user agreements, including Pampacancha.

6 Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, Hudbay also has the following commitments which impact Hudbay's financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Share-based compensation;

- Wheaton precious metals stream agreement for the Constancia mine;

- Government royalty payments related to the Constancia mines;

- Participation agreements related to the Copper Mountain mine, and

- Contracts related to future production and sales, such as royalties.

Outstanding Share Data

As of November 10, 2026, the final trading day prior to the date of this MD&A, there were 444,150,822 common shares of Hudbay issued and outstanding. In addition, there were 2,396,375 stock options outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of Hudbay's eight most recently completed quarters:

(in $ millions, except per share amounts, production on a copper equivalent basis and average realized copper price)	2026			2025				2024
	Q3	Q2	Q1	Q4[2]	Q3	Q2	Q1	Q4[2]
Production on a copper equivalent basis (tonnes)	56,152	51,449	57,635	71,242	46,224	53,693	58,611	77,769
Average realized copper price ($/lb)	6.49	6.13	5.81	5.17	4.37	4.36	4.49	4.09
Average realized gold price ($/oz)	4,190	4,312	4,468	3,580	3,522	3,135	3,002	2,327
Revenue	765.9	631.3	757.3	732.9	346.8	536.4	594.9	584.9
Gross profit	346.2	269.0	368.0	270.1	65.3	176.5	231.3	184.4
Income before tax	290.2	240.4	339.0	257.1	330.5	153.1	171.3	103.7
Net income	151.0	138.1	191.5	128.0	222.4	114.7	99.2	19.3
Net income - attributable	149.5	137.4	190.4	128.0	222.4	117.7	100.4	21.2
Adjusted net earnings [1] - attributable	149.5	113.5	159.1	86.0	10.1	75.5	93.8	70.3
Earnings per share attributable:
Basic and diluted	0.34	0.34	0.48	0.32	0.56	0.30	0.25	0.05
Adjusted net earnings[1] per share - attributable	0.34	0.28	0.40	0.22	0.03	0.19	0.24	0.18
Operating cash flow before change in non-cash working capital	313.9	210.1	208.7	336.9	70.3	193.9	163.5	231.5
Adjusted EBITDA[1]	413.4	321.2	421.9	385.9	142.6	245.2	287.2	257.3
Adjusted EBITDA LTM[1]	1,542.4	1,271.6	1,195.6	1,060.9	932.3	995.9	895.7	823.3

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A.

2 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

On a quarterly basis, Hudbay's revenue is primarily impacted by metal prices, production mix and sales volumes of the key metals Hudbay produces. In addition to these factors, gross profit, net earnings (loss) attributable, earnings (loss) per share attributable, operating cash flow before change in non-cash working capital and adjusted EBITDA are also impacted by input costs. Net earnings (loss) and earnings (loss) per share are further impacted by net finance expense and re-evaluation adjustments of Hudbay's closed site environmental provision.

During the third quarter of 2026, copper equivalent production, sales, and financial performance increased compared to the second quarter of 2026, driven by higher realized copper prices of $6.49 per pound and higher copper equivalent production of 56,152 tonnes. Revenue grew to $765.9 million and gross profit expanded to $346.2 million, supported by stronger production and sales volumes in Manitoba, the realization of delayed Peru concentrate shipments from the second quarter, and consistent operational execution across all business units. Operating cash flow before non-cash working capital increased to $313.9 million, while quarterly Adjusted EBITDA rose to $413.4 million, delivering a record trailing twelve-month adjusted EBITDA of $1,542.4 million.

During the second quarter of 2026, copper equivalent production, sales and gross margin declined compared to the most recent period, primarily driven by lower overall production volumes and lower realized gold prices compared to the first quarter of 2026. Consequently, revenue, gross profit and income before tax decreased during the quarter. Sales volumes was impacted by a temporary build-up of concentrate inventory at the port in Peru. This accumulation was caused by ocean swells that resulted in temporary port closures and delayed scheduled shipments, which have been realized during the first half of July 2026. In addition, given global political tensions, energy and consumable input prices have risen and this has exerted pressure on gross profit.

During the first quarter of 2026, revenue and gross profit reached record levels, driven by higher realized metal prices and disciplined cost management, which resulted in record quarterly and last twelve months adjusted EBITDA. While consolidated copper equivalent production decreased to 56,152 tonnes compared to the most recent quarter following the planned depletion of Pampacancha, consolidated cash cost improved following the successful initial ramp up of the secondary SAG mill, leading to improved throughput levels and enhanced operational efficiencies. Operating cash flow decreased primarily due to higher cash taxes paid and elevated share-based compensation payments resulting from higher share prices, these were partially offset by lower depreciation charges following the Pampacancha closure and by higher realized metal prices across all metals.

During the fourth quarter of 2025, copper equivalent production increased to 71,242 tonnes compared to the most recent quarters. This was primarily due to higher realized price across all metals, partially offset by a one-week power outage in Manitoba during the fourth quarter of 2025 due to weather related constraints. Hudbay achieved record quarterly revenue of $732.9 million as a result of high metal prices, despite the one-week operational interruption in Manitoba in October. In addition, along with continued strong cost control and productivity gains coming from previous investments in optimization efforts, Hudbay achieved record high gross profit. The cumulative effect of the high commodity prices, cost control and optimization efforts resulted in Hudbay achieving record adjusted EBITDA over a twelve month period of $1.06 billion.

During the third quarter of 2025, copper equivalent production decreased to 46,224 tonnes because of reduced copper and zinc output. This was primarily due to the temporary suspension of operations in Manitoba in July and August related to the wildfire evacuation order and the Peru temporary suspension for nine days during the third quarter of 2025 caused by social unrest. As a result of the social unrest impacting transportation routes earlier in the quarter and ocean swells impacting port shipments in late September, a 20,000 dry metric tonne copper concentrate shipment valued at $60 million was deferred to early October 2025. The temporary operational suspensions during the quarter increased pressure on gross margins and operating cash flow compared to the earlier quarters. Earnings in the third quarter of 2025 also included an after-tax impairment reversal of $242.7 million, following the announcement of the Copper World joint venture transaction with Mitsubishi for a 30% minority interest.

After adjusting for the fixed costs associated with the temporary suspensions in Manitoba and Peru, production costs continue to be well controlled and comparable to prior periods.

During the second quarter of 2025, copper equivalent production decreased to 53,693 tonnes because of reduced copper, gold and silver output. This was primarily due to the temporary suspension of operations in Manitoba in June related to the wildfire evacuation order. This was partially offset by record average gold prices and high copper prices which positively impacted gross profits and contributing to increased net income and higher earnings per share in the second quarter of 2025. While higher profitability led to significant cash taxes paid of $43.9 million, the business's strong operating performance caused the overall impact to operating cash flow before changes in non-cash working capital to remain positive. Higher foreign exchange gains due to the strengthening of the Canadian dollar along with declining net interest cost as a result of Hudbay's deleveraging efforts led to reduced net finance expenses in the second quarter. Adjusted EBITDA over the last twelve months hit a record high of $995.9 million as a result of strong operating performances at the Manitoba and Peru operations resulting in higher sales volumes, benefitting from high copper and gold prices. Net debt to EBITDA is now at its lowest level since the development of the Peru operation more than a decade ago given the business's strong operating performance in conjunction with the same aforementioned deleveraging efforts. The lower net debt and stronger cash position is despite larger reinvestment in the business through growing capital expenditures in recent years.

During the first quarter of 2025, copper equivalent production decreased to 58,611 tonnes as expected, reflecting lower production of copper, gold and silver primarily related to lower planned grades in Peru as the final stripping phase at the Pampacancha deposit was underway. This was partially offset by higher gold production in Manitoba and record average gold prices and high copper prices which positively impacted gross profits.

The Manitoba operations delivered strong quarterly throughput as expected and unlocked better-than-expected grades, resulting in higher production that exceeded Hudbay's quarterly cadence expectations. Strong cost control, a weaker Canadian dollar and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits, in the first quarter of 2025 of $(0.45) and $0.72, respectively, contributing to the increased gross margin and very strong growth in adjusted EBITDA. Higher profits since 2023 in Peru and Canada have resulted in significant cash taxes paid of $117.5 million in the first quarter of 2025, which is reflected in operating cash flow before changes in non-cash working capital. In addition, deleveraging efforts including the repurchases of the Company's senior secured notes over the course of 2024 led to declining net interest cost to service Hudbay's long term debt.

During the fourth quarter of 2024, copper equivalent production increased to 77,769 tonnes. Hudbay's Manitoba and Peru operations delivered strong quarterly production as expected and unlocked higher grade helping the Company exceed 2024 annual gold guidance. Strong cost control and meaningful exposure to gold by-product credits resulted in consolidated cash cost1 and sustaining cash cost1 per pound of copper produced, net of by-product credits1, in the fourth quarter of 2024 of $0.45 and $1.37, respectively, contributing to Hudbay's outperformance of its improved full year 2024 cost guidance. Furthermore, the settlement of the gold prepayment liability in the third quarter of 2024, allowed Hudbay to capitalize on surging gold prices. Since acquiring Copper Mountain in June 2023, Hudbay has moved to optimization efforts which have been focused on ramping up the mining fleet to execute a planned accelerated stripping campaign to gain access to higher grades, as well as plant improvement initiatives to improve mill reliability and recoveries.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss) attributable to owners, adjusted net earnings (loss) per share attributable to owners, adjusted EBITDA, realized prices, net debt, net debt to adjusted EBITDA, free cash flow, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced, combined unit cost and ratios based on these measures are non-GAAP performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of gross profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) attributable to owners and adjusted net earnings (loss) per share attributable to owners provides an alternate measure of the Company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze Hudbay's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess its financial position. Net debt to adjusted EBITDA is shown because it is a performance measure used by the Company to assess its financial leverage and debt capacity. Realized price is shown to understand the average realized price of metals sold to third parties in each reporting period. Free cash flow is shown as it provides investors and management additional information in assessing the Company's ability to generate cash flow from current operations after investing in capital to sustain the operations. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because Hudbay believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per ounce of gold produced are shown because Hudbay believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

Adjusted Net Earnings - Attributable to owners

Adjusted net earnings attributable to owners represents net earnings (loss) excluding certain impacts such as mark-to-market adjustments, foreign exchange (gains) loss, revaluation adjustment - environmental provisions for closed sites, variable consideration adjustment related to stream agreements, impairment charges and reversal of impairment charges on assets, (gain) loss on disposal of assets, evaluation costs, temporary shut down costs other items that are not indicative of the underlying operating performance of Hudbay's core business; and tax effect and non-controlling interest of the previously discussed items. These measures are not necessarily indicative of net earnings (loss) as determined under IFRS. The following table provides a reconciliation of net earnings and non-controlling interest per the condensed consolidated interim statements of income, to adjusted net earnings attributable to owners of the Company for the three months ended September 30 and June 30, 2026, and September 30, 2025 and nine months ended September 30, 2026 and 2025.

	Three months ended			Nine months ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Earnings for the period	151.0	138.1	222.4	480.6	436.3
Tax expense	139.2	102.3	108.1	389.0	218.6
Earnings before tax	290.2	240.4	330.5	869.6	654.9
Adjusting items:
Mark-to-market adjustments[1]	5.4	(38.2)	8.7	(71.5)	11.9
Foreign exchange (gain) loss	(0.7)	12.0	8.8	22.0	(13.2)
Re-evaluation adjustment - environmental provision	(11.8)	5.5	1.4	(4.2)	0.4
Manitoba cost of sales and other expense from temporary shutdown	-	-	24.2	-	29.5
Peru cost of sales from temporary shutdown	-	-	10.9	-	10.9
Consideration received from previously sold non-core project	(0.9)	-	(14.9)	(0.9)	(14.9)
Copper World impairment reversal	-	-	(322.3)	-	(322.3)
Variable consideration adjustment - stream revenue and accretion	-	-	-	0.1	(10.5)
Inventory adjustments	-	0.9	(1.3)	0.9	3.4
Evaluation expenses	13.4	9.2	-	25.5	-
Insurance recovery	-	(11.5)	-	(11.5)	-
Restructuring charges	-	-	-	-	0.1
Reduction of obligation to renounce flow-through share expenditures, net of provisions	(1.0)	(2.8)	(0.8)	(7.1)	(3.9)
Loss/write-down on disposal of PP&E	3.9	0.5	(0.3)	5.4	0.6
Changes in other provisions (non-capital)	-	-	-	-	0.7
Adjusted earnings before income taxes	298.5	216.0	44.9	828.3	347.6
Tax expense	(139.2)	(102.3)	(108.1)	(389.0)	(218.6)
Tax impact of adjusting items	(8.3)	0.5	73.3	(12.0)	47.5
Adjusted net earnings	151.0	114.2	10.1	427.3	176.5
Adjusted net earnings attributable to non-controlling interest:
Net (earnings) loss for the period	(1.5)	(0.7)	-	(3.3)	4.2
Adjusting items, including tax impact	-	-	-	-	(1.1)
Adjusted net earnings - attributable to owners	149.5	113.5	10.1	424.0	179.6
Adjusted net earnings ($/share) - attributable to owners	0.34	0.28	0.03	1.07	0.45
Basic weighted average number of common shares outstanding (millions)	444.1	400.4	395.7	397.7	395.3

1 Includes changes in fair value of Canadian junior mining investments, unrealized changes in other financial assets and liabilities at fair value through net earnings and share-based compensation expenses (recoveries). Also includes gains and losses on disposition of investments.

Adjusted EBITDA

Adjusted EBITDA is net earnings before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. Hudbay calculates adjusted EBITDA by excluding certain adjustments included within Hudbay's adjusted net earnings attributable measure which reflects the underlying performance of Hudbay's core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of Hudbay's operations. However, Hudbay's adjusted EBITDA is not the measure defined as EBITDA under Hudbay's senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for earnings, which is calculated in accordance with IFRS. Hudbay provides adjusted EBITDA to help users analyze their results and to provide additional information about Hudbay's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the three months ended September 30 and June 30, 2026, and September 30, 2025 and nine months September 30, 2026 and 2025:

	Three months ended			Nine months ended
(in $ millions)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Earnings for the period	151.0	138.1	222.4	480.6	436.3
Add back:
Tax expense	139.2	102.3	108.1	389.0	218.6
Net finance (income) expense	(4.0)	(20.7)	19.6	(58.5)	34.0
Other operating expense	12.5	(4.8)	7.5	14.2	17.9
Evaluation expenses	13.4	9.2	1.2	25.5	2.7
Depreciation and amortization	102.0	88.8	82.7	290.7	287.2
Amortization of deferred revenue and variable consideration adjustment	(10.3)	(9.5)	(6.3)	(39.3)	(51.0)
Adjusting items (pre-tax):
Impairment reversal	-	-	(322.3)	-	(322.3)
Consideration received from sale of non-core project	(0.9)	-	(14.9)	(0.9)	(14.9)
Re-evaluation adjustment - environmental provision	(11.8)	5.5	1.4	(4.2)	0.4
Inventory adjustments	-	0.9	(1.3)	0.9	3.4
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0	-	19.2
Overhead costs incurred during Peru temporary suspension (cash)	-	-	7.3	-	7.3
Option agreement proceeds	0.7	1.0	1.1	2.3	3.6
Realized loss on non-QP hedges	(1.2)	(0.1)	-	(1.3)	(2.3)
Share-based compensation expense	22.8	10.5	20.1	57.5	34.9
Adjusted EBITDA	413.4	321.2	142.6	1,156.5	675.0

Net Debt

The following table presents Hudbay's calculation of net debt as at September 30, 2026 and December 31, 2025:

(in $ millions)	Sep. 30, 2026	Dec. 31, 2025
Total long-term debt	838.7	1,008.6
Cash and cash equivalents[1]	(788.7)	(568.9)
Restricted cash related to unspent proceeds on senior unsecured municipal bonds [2]	(50.1)	-
Net debt [2]	(0.1)	439.7

1 As at September 30, 2026 cash and cash equivalents includes $290.1 million in cash held by Copper World LLC. These funds are contractually restricted for the advancement of the Copper World project and are not available to the general Hudbay group.

2 Hudbay calculates net debt as total long-term debt less cash and cash equivalents and restricted cash related to unspent proceeds of its senior unsecured municipal bond financing. For further information on the restricted cash related to unspent proceeds of senior unsecured municipal bond financing please see note 12 in the consolidated interim financial statements.

Net Debt to Adjusted EBITDA Ratio

The following table presents Hudbay's calculation of net debt to adjusted EBITDA, both metrics have been reconciled above to the most comparable IFRS measure, as at September 30, 2026 and December 31, 2025:

(in $ millions, except net debt to adjusted EBITDA ratio)	Sep. 30, 2026	Dec. 31, 2025
Net debt	(0.1)	439.7
Adjusted EBITDA for the last twelve months	1,542.4	1,060.9
Net debt to adjusted EBITDA	0.0	0.4

The following table presents the reconciliation of earnings per the condensed consolidated interim statements of income, to adjusted EBITDA for the twelve months ended September 30, 2026 and December 31, 2025:

	Twelve months ended
(in $ millions)	Sep. 30, 2026	Dec. 31, 2025
Earnings for the period	608.6	564.3
Add back:
Tax expense	518.1	347.7
Net finance (income) expense	(73.1)	19.4
Other operating expense	(0.8)	2.9
Evaluation expenses	26.3	3.5
Depreciation and amortization	443.2	439.7
Amortization of deferred revenue and variable consideration adjustment	(63.3)	(75.0)
Adjusting items (pre-tax):
Impairment reversal	-	(322.3)
Consideration received from previously sold non-core project	(0.9)	(14.9)
Re-evaluation adjustment - environmental provision	(4.4)	0.2
Inventory adjustments	1.6	4.1
Overhead costs incurred during Manitoba temporary suspension (cash)	-	19.2
Overhead costs incurred during Peru temporary suspension (cash)	1.3	8.6
Option agreement proceeds	3.2	4.5
Realized loss on non-QP hedges	(1.3)	(2.3)
Share-based compensation expense	83.9	61.3
Adjusted EBITDA for the last twelve months	1,542.4	1,060.9

The following table presents the calculation of the last twelve months adjusted EBITDA:

	Three months ended				LTM[1]
Trailing Adjusted EBITDA (in $ millions)	Sept. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Earnings for the period	151.0	138.1	191.5	128.0	608.6
Add back:
Tax expense	139.2	102.3	147.5	129.1	518.1
Net finance (income)	(4.0)	(20.7)	(33.8)	(14.6)	(73.1)
Other operating expenses (income)	12.5	(4.8)	6.5	(15.0)	(0.8)
Evaluation expense	13.4	9.2	2.9	0.8	26.3
Depreciation and amortization	102.0	88.8	99.9	152.5	443.2
Amortization of deferred revenue and variable consideration adjustment	(10.3)	(9.5)	(19.5)	(24.0)	(63.3)
Adjusting items (pre-tax):
Consideration received from previously sold non-core project	(0.9)	-	-	-	(0.9)
Re-evaluation adjustment - environmental provision	(11.8)	5.5	2.1	(0.2)	(4.4)
Inventory adjustments	-	0.9	-	0.7	1.6
Overhead costs incurred during Peru temporary suspension (cash)	-	-	-	1.3	1.3
Realized loss on non-QP hedges	(1.2)	(0.1)	-	-	(1.3)
Option agreement proceeds	0.7	1.0	0.6	0.9	3.2
Share-based compensation expenses	22.8	10.5	24.2	26.4	83.9
Adjusted EBITDA	413.4	321.2	421.9	385.9	1,542.4

1 LTM (last twelve months) as of September 30, 2026.

Free Cash Flow

Hudbay defines free cash flow as cash generated from operations adjusted for changes in non-cash working capital, sustaining capital expenditures and cash payments from operating sites related to leases, equipment financings and community agreements. Free cash flow is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of cash flow from operations as determined under IFRS Accounting Standards. The following table presents Hudbay's calculation of free cash flow and reconciles to the most directly comparable IFRS measure:

	Three months ended		Nine months ended
(in $ millions)	Sep. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Cash generated from operations	214.9	113.5	723.2	497.9
Less:
Change in non-cash working capital	(99.0)	43.2	(9.5)	70.5
Adjusted sustaining capital expenditures	112.0	86.4	326.1	272.7
Free cash flow	201.9	(16.1)	406.6	154.7

Adjusted sustaining capital expenditures
Total sustaining capital costs[1]	93.0	71.2	260.1	222.3
Capitalized lease and equipment financing cash payments - operating sites	14.5	14.3	44.8	40.5
Community agreement cash payments	4.5	0.9	21.2	9.9
Adjusted sustaining capital expenditures	112.0	86.4	326.1	272.7

1 See reconciliation to property, plant & equipment additions on page 64 of this MD&A.

The following table presents the calculation of the last twelve months free cash flow:

	Three months ended				LTM[1]
(in $ millions)	Sept. 30, 2026	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025
Cash generated from operations	214.9	297.0	211.3	209.4	932.6
Less:
Change in non-cash working capital	(99.0)	86.9	2.6	(127.5)	(137.0)
Adjusted sustaining capital expenditures	112.0	108.3	106.4	111.9	438.6
Free cash flow	201.9	101.8	102.3	225.0	631.0

Adjusted sustaining capital expenditures
Total sustaining capital costs[2]	93.0	80.1	87.0	91.8	351.9
Capitalized lease and equipment financing cash payments - operating sites	14.5	15.2	15.7	12.5	57.9
Community agreement cash payments	4.5	13.0	3.7	7.6	28.8
Adjusted sustaining capital expenditures	112.0	108.3	106.4	111.9	438.6

1 LTM (last twelve months) as at September 30, 2026

2 See reconciliation to property, plant & equipment additions on page 65 of this MD&A.

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of its operations. Hudbay's calculation designates copper as the primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, Hudbay's primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, affected by the relative mix of copper concentrate and zinc concentrate production, where an increase in production of zinc concentrate will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of Hudbay's operations. The economics that support Hudbay's decision to produce and sell copper would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure its operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, payments on equipment financing, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing sites. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended September 30, and June 30, 2026 and September 30, 2025 and nine months ended September 30, 2026 and 2025. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Peru	45,353	42,871	39,934	133,580	132,535
Manitoba	6,640	5,216	1,856	17,445	13,058
British Columbia	14,480	14,231	11,572	39,339	42,062
Net pounds of copper produced[1]	66,473	62,318	53,362	190,364	187,655

1 Contained copper in concentrate.

Consolidated	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	310.9	4.68	285.0	4.57	198.0	3.71
By-product credits	(323.8)	(4.87)	(309.7)	(4.97)	(175.8)	(3.29)
Cash cost, net of by-product credits	(12.9)	(0.19)	(24.7)	(0.40)	22.2	0.42

Consolidated	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, before by-product credits	867.4	4.56	697.3	3.71
By-product credits	(1,015.6)	(5.34)	(707.8)	(3.77)
Cash cost, net of by-product credits	(148.2)	(0.78)	(10.5)	(0.06)

Consolidated	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	138.3	2.08	117.0	1.88	70.2	1.32
Milling	94.6	1.42	94.4	1.51	75.8	1.42
G&A	62.2	0.94	52.2	0.84	31.8	0.59
Onsite costs	295.1	4.44	263.6	4.23	177.8	3.33
Treatment & refining	(9.4)	(0.14)	(0.1)	(0.01)	5.3	0.10
Freight & other	25.2	0.38	21.5	0.35	14.9	0.28
Cash cost, before by-product credits	310.9	4.68	285.0	4.57	198.0	3.71

Consolidated	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	348.3	1.83	247.2	1.32
Milling	280.2	1.47	249.0	1.32
G&A	176.0	0.93	118.5	0.63
Onsite costs	804.5	4.23	614.7	3.27
Treatment & refining	(6.4)	(0.03)	22.6	0.12
Freight & other	69.3	0.36	60.0	0.32
Cash cost, before by-product credits	867.4	4.56	697.3	3.71

Consolidated	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Zinc	19.3	0.29	9.2	0.15	9.9	0.18
Gold[3]	255.7	3.85	242.6	3.89	134.8	2.53
Silver[3]	27.2	0.41	35.4	0.57	13.9	0.26
Molybdenum & other	21.6	0.32	22.5	0.36	17.2	0.32
Total by-product credits	323.8	4.87	309.7	4.97	175.8	3.29
Reconciliation to IFRS:
Cash cost, net of by-product credits	(12.9)		(24.7)		22.2
By-product credits	323.8		309.7		175.8
Treatment and refining charges	9.4		0.1		(5.3)
Inventory adjustments	-		0.9		(1.3)
Share-based compensation expense	1.0		1.2		1.7
Change in product inventory	(10.9)		(17.3)		(19.6)
Royalties and statutory contributions[5]	7.3		3.6		2.0
Overhead costs incurred during Manitoba temporary suspension (cash)	-		-		16.0
Overhead costs incurred during Peru temporary suspension (cash)	-		-		7.3
Depreciation and amortization[4]	102.0		88.8		82.7
Cost of sales[6]	419.7		362.3		281.5

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 33 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2026 the variable consideration adjustments amounted to $nil (three months ended September 30, 2025 - $nil and June 30, 2026 -$nil).

4 Depreciation is based on concentrate sold.

5 Certain of Hudbay's properties are subject to royalty arrangements based on mineral production at the properties. Royalties include net smelter return royalty and price participation agreements.

6 As per consolidated interim financial statements.

Consolidated	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb1	$ millions	$/lb1
By-product credits[2]:
Zinc	40.9	0.22	31.0	0.17
Gold[3]	795.7	4.18	556.0	2.95
Silver[3]	106.0	0.56	63.4	0.34
Molybdenum & other	73.0	0.38	57.4	0.31
Total by-product credits	1,015.6	5.34	707.8	3.77
Reconciliation to IFRS:
Cash cost, net of by-product credits	(148.2)		(10.5)
By-product credits	1,015.6		707.8
Treatment and refining charges	6.4		(22.6)
Inventory adjustments	0.9		3.4
Share-based compensation expense	5.1		3.3
Change in product inventory	(15.2)		3.8
Royalties and statutory contributions[5]	16.0		6.1
Overhead costs incurred during Manitoba temporary suspension (cash)	-		19.2
Overhead costs incurred during Peru temporary suspension (cash)	-		7.3
Depreciation and amortization[4]	290.7		287.2
Cost of sales[6]	1,171.3		1,005.0

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 34 of this MD&A for these figures.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the nine months ended September 30, 2026 the variable consideration adjustments amounted to a gain of $0.1 million (nine months ended September 30, 2025 - gain of $9.9 million).

4 Depreciation is based on concentrate sold.

5 Certain of Hudbay's properties are subject to royalty arrangements based on mineral production at the properties. Royalties include net smelter return royalty and price participation agreements.

6 As per consolidated interim financial statements.

Peru	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Net pounds of copper produced[1]	45,353	42,871	39,934	133,580	132,535

1 Contained copper in concentrate.

Peru	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	49.5	1.09	42.2	0.98	34.8	0.87
Milling	45.3	1.00	50.9	1.19	40.8	1.02
G&A	32.9	0.73	25.4	0.59	19.3	0.48
Onsite costs	127.7	2.82	118.5	2.76	94.9	2.37
Treatment & refining	(5.3)	(0.12)	(0.5)	(0.01)	3.4	0.08
Freight & other	15.6	0.34	12.7	0.30	9.4	0.24
Cash cost, before by-product credits	138.0	3.04	130.7	3.05	107.7	2.69
By-product credits	(36.7)	(0.81)	(59.7)	(1.39)	(55.5)	(1.39)
Cash cost, net of by-product credits	101.3	2.23	71.0	1.66	52.2	1.30

Peru	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	126.2	0.94	93.9	0.71
Milling	139.6	1.05	143.0	1.08
G&A	91.5	0.68	65.0	0.49
Onsite costs	357.3	2.67	301.9	2.28
Treatment & refining	(7.4)	(0.06)	10.0	0.07
Freight & other	42.4	0.32	37.0	0.28
Cash cost, before by-product credits	392.3	2.94	348.9	2.63
By-product credits	(188.2)	(1.41)	(177.5)	(1.34)
Cash cost, net of by-product credits	204.1	1.53	171.4	1.29

Peru	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	8.4	0.18	16.3	0.38	31.3	0.78
Silver[3]	7.1	0.16	21.0	0.49	7.0	0.18
Molybdenum	21.2	0.47	22.4	0.52	17.2	0.43
Total by-product credits	36.7	0.81	59.7	1.39	55.5	1.39
Reconciliation to IFRS:
Cash cost, net of by-product credits	101.3		71.0		52.2
By-product credits	36.7		59.7		55.5
Treatment and refining charges	5.3		0.5		(3.4)
Inventory adjustments	-		-		(1.3)
Share-based compensation expenses	0.2		0.2		0.2
Change in product inventory	5.4		(20.3)		(26.9)
Royalties and statutory contributions	1.6		1.3		1.5
Overhead costs incurred during Peru temporary suspension (cash)	-		-		7.3
Depreciation and amortization[4]	63.8		45.4		50.0
Cost of sales[5]	214.3		157.8		135.1

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

Peru	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold[3]	69.6	0.52	83.6	0.63
Silver[3]	51.0	0.38	36.3	0.27
Molybdenum	67.6	0.51	57.6	0.44
Total by-product credits	188.2	1.41	177.5	1.34
Reconciliation to IFRS:
Cash cost, net of by-product credits	204.1		171.4
By-product credits	188.2		177.5
Treatment and refining charges	7.4		(10.0)
Inventory adjustments	-		0.2
Share-based compensation expenses	0.9		0.5
Change in product inventory	(7.3)		(9.1)
Royalties and statutory contributions	4.8		3.6
Overhead costs incurred during Peru temporary suspension (cash)	-		7.3
Depreciation and amortization[4]	170.6		174.2
Cost of sales[5]	568.7		515.6

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per the consolidated interim financial statements.

British Columbia	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Net pounds of copper produced[1]	14,480	14,231	11,572	39,339	42,062

1 Contained copper in concentrate.

British Columbia	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Mining	37.3	2.57	31.3	2.20	19.6	1.69
Milling	31.1	2.15	27.2	1.91	29.1	2.52
G&A	7.5	0.52	7.9	0.56	7.1	0.61
Onsite costs	75.9	5.24	66.4	4.67	55.8	4.82
Treatment & refining	(5.4)	(0.37)	(0.6)	(0.04)	1.0	0.09
Freight & other	3.3	0.22	3.5	0.24	3.0	0.26
Cash cost, before by-product credits	73.8	5.09	69.3	4.87	59.8	5.17
By-product credits	(29.0)	(2.00)	(23.5)	(1.65)	(22.7)	(1.96)
Cash cost, net of by-product credits	44.8	3.09	45.8	3.22	37.1	3.21

British Columbia	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Mining	84.8	2.16	65.7	1.56
Milling	89.8	2.28	72.3	1.72
G&A	23.8	0.60	19.5	0.46
Onsite costs	198.4	5.04	157.5	3.74
Treatment & refining	(3.9)	(0.10)	6.7	0.16
Freight & other	9.6	0.24	9.7	0.23
Cash cost, before by-product credits	204.1	5.18	173.9	4.13
By-product credits	(87.9)	(2.23)	(63.2)	(1.50)
Cash cost, net of by-product credits	116.2	2.95	110.7	2.63

British Columbia	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	25.7	1.77	20.7	1.45	20.4	1.76
Silver	3.3	0.23	2.8	0.20	2.3	0.20
Total by-product credits	29.0	2.00	23.5	1.65	22.7	1.96
Reconciliation to IFRS:
Cash cost, net of by-product credits	44.8		45.8		37.1
By-product credits	29.0		23.5		22.7
Treatment and refining charges	5.4		0.6		(1.0)
Inventory adjustments	-		-		-
Change in product inventory	(12.9)		(2.6)		4.2
Share-based compensation expense	0.3		0.6		0.5
Royalties	5.7		2.3		0.5
Depreciation and amortization[3]	17.5		22.2		16.4
Cost of sales[4]	89.8		92.4		80.4

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

British Columbia	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Supplementary cash cost information	$ millions	$/lb [1]	$ millions	$/lb [1]
By-product credits[2]:
Gold	77.0	1.96	56.3	1.34
Silver	10.9	0.27	6.9	0.16
Total by-product credits	87.9	2.23	63.2	1.50
Reconciliation to IFRS:
Cash cost, net of by-product credits	116.2		110.7
By-product credits	87.9		63.2
Treatment and refining charges	3.9		(6.7)
Inventory adjustments	-		2.2
Change in product inventory	(4.2)		7.0
Share-based compensation expense	1.5		1.0
Royalties	11.2		2.5
Depreciation and amortization[3]	58.2		49.2
Cost of sales[4]	274.7		229.1

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Consolidated	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(12.9)	(0.19)	(24.7)	(0.40)	22.2	0.42
Cash sustaining capital expenditures	112.6	1.69	107.9	1.73	87.5	1.64
Royalties and statutory contributions	7.3	0.11	3.6	0.06	2.0	0.03
Sustaining cash cost, net of by-product credits	107.0	1.61	86.8	1.39	111.7	2.09
Corporate selling and administrative expenses, share-based compensation & regional costs	37.4	0.56	23.5	0.38	35.1	0.66
Accretion and amortization of decommissioning and community agreements[1]	5.0	0.08	3.6	0.06	3.9	0.07
All-in sustaining cash cost, net of by-product credits	149.4	2.25	113.9	1.83	150.7	2.82
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	246.1		160.0		97.6
Capitalized stripping net additions	35.1		49.8		43.2
Total accrued capital additions	281.2		209.8		140.8
Less other non-sustaining capital costs[2]	188.2		129.7		69.6
Total sustaining capital costs	93.0		80.1		71.2
Capitalized lease & equipment financing cash payments - operating sites	14.5		15.2		14.3
LOM Community agreement cash payments	1.7		10.1		-
Accretion and amortization of decommissioning and restoration obligations [3]	3.4		2.5		2.0
Cash sustaining capital expenditures	112.6		107.9		87.5

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, Cactus Project capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Consolidated	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
All-in sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	(148.2)	(0.78)	(10.5)	(0.06)
Cash sustaining capital expenditures	325.7	1.71	274.0	1.46
Royalties and statutory contributions	16.0	0.08	6.1	0.04
Sustaining cash cost, net of by-product credits	193.5	1.01	269.6	1.44
Corporate selling and administrative expenses, share-based compensation & regional costs	102.6	0.54	74.5	0.39
Accretion and amortization of decommissioning and restoration obligations and community agreements[1]	15.1	0.08	9.1	0.05
All-in sustaining cash cost, net of by-product credits	311.2	1.63	353.2	1.88
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	515.6		259.4
Capitalized stripping net additions	157.9		138.3
Total accrued capital additions	673.5		397.7
Less other non-sustaining capital costs[2]	413.4		175.4
Total sustaining capital costs	260.1		222.3
Sustaining capitalized lease & equipment financing cash payments - operating sites	44.8		40.5
LOM Community agreement cash payments	12.4		4.9
Accretion and amortization of decommissioning and restoration obligations [3]	8.4		6.3
Cash sustaining capital expenditures	325.7		274.0

1 Includes accretion of decommissioning liability relating to non-producing sites, and accretion and amortization of community agreements capitalized to Other assets.

2 Other non-sustaining capital costs include Copper World capitalized costs, capitalized interest, capitalized exploration, right-of-use lease asset additions, equipment financing asset additions, growth capital expenditures and reclassification related to capital spares.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

Peru	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	101.3	2.23	71.0	1.66	52.2	1.30
Cash sustaining capital expenditures	43.6	0.96	43.8	1.02	30.5	0.77
Royalties and statutory contributions	1.6	0.04	1.3	0.03	1.5	0.04
Sustaining cash cost per pound of copper produced	146.5	3.23	116.1	2.71	84.2	2.11

Peru	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	204.1	1.53	171.4	1.29
Cash sustaining capital expenditures	118.1	0.88	120.9	0.91
Royalties and statutory contributions	4.8	0.04	3.6	0.03
Sustaining cash cost per pound of copper produced	327.0	2.45	295.9	2.23

British Columbia	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	44.8	3.09	45.8	3.22	37.1	3.21
Cash sustaining capital expenditures	40.7	2.81	40.6	2.85	48.4	4.18
Royalties and statutory contributions	5.7	0.40	2.3	0.16	0.5	0.04
Sustaining cash cost per pound of copper produced	91.2	6.30	88.7	6.23	86.0	7.43

British Columbia	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Sustaining cash cost per pound of copper produced	$ millions	$/lb	$ millions	$/lb
Cash cost, net of by-product credits	116.2	2.95	110.7	2.63
Cash sustaining capital expenditures	135.5	3.44	115.8	2.75
Royalties and statutory contributions	11.2	0.29	2.5	0.06
Sustaining cash cost per pound of copper produced	262.9	6.68	229.0	5.44

Gold Cash Cost and Gold Sustaining Cash Cost

Cash cost per ounce of gold produced ("gold cash cost") is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's Manitoba operations. This alternative cash cost calculation designates gold as the primary metal of production as it represents a substantial component of revenues for Hudbay's Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Gold cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only ounces of gold produced, the assumed primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals.

- Gold cash cost, net of by-product credits - In order to calculate the net cost to produce and sell gold, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than gold. The by-product revenues from copper, zinc, and silver are significant and are integral to the economics of Hudbay's Manitoba operation. The economics that support its decision to produce and sell gold would be different if Hudbay did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum gold price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay's operating performance at its Manitoba operation versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside gold prices, the gold cash cost net of by-product credits would increase, requiring a higher gold price than that reported to maintain positive cash flows and operating margins.

- Gold sustaining cash cost, net of by-product credits - This measure is an extension of gold cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than gold cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of gold cash cost and gold sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between gold cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended September 30, and June 30, 2026 and September 30, 2025 and nine months ended September 30, 2026 and 2025. Gold cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended			Nine months ended
(in thousands)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Net ounces of gold produced[1]	57,261	40,344	22,441	145,348	126,030

1 Contained gold in concentrate and doré.

Manitoba	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1	$ millions	$/oz1
Mining	51.5	899	43.5	1,078	15.8	704
Milling	18.2	318	16.3	404	5.9	263
G&A	21.8	381	18.9	469	5.4	241
Onsite costs	91.5	1,598	78.7	1,951	27.1	1,208
Treatment & refining	1.3	23	1.0	25	0.9	40
Freight & other	6.3	109	5.3	131	2.5	111
Cash cost, before by-product credits	99.1	1,730	85.0	2,107	30.5	1,359
By-product credits	(76.0)	(1,327)	(53.7)	(1,331)	(22.0)	(980)
Gold cash cost, net of by-product credits	23.1	403	31.3	776	8.5	379

Manitoba	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Cash cost per ounce of gold produced	$ millions	$/oz1	$ millions	$/oz1
Mining	137.3	944	87.6	695
Milling	50.8	349	33.7	267
G&A	60.7	418	34.0	270
Onsite costs	248.8	1,711	155.3	1,232
Treatment & refining	4.9	34	5.9	47
Freight & other	17.3	119	13.3	106
Cash cost, before by-product credits	271.0	1,864	174.5	1,385
By-product credits	(197.1)	(1,356)	(112.6)	(894)
Gold cash cost, net of by-product credits	73.9	508	61.9	491

Manitoba	Three months ended
Supplementary cash cost information	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
	$ millions	$/oz [1]	$ millions	$/oz1	$ millions	$/oz [1]
By-product credits[2]:
Copper	39.4	688	32.8	813	7.4	330
Zinc	19.3	337	9.2	228	9.9	441
Silver	16.9	295	11.6	288	4.7	209
Other	0.4	7	0.1	2	-	-
Total by-product credits	76.0	1,327	53.7	1,331	22.0	980
Reconciliation to IFRS:
Cash cost, net of by-product credits	23.1		31.3		8.5
By-product credits	76.0		53.7		22.0
Treatment and refining charges	(1.3)		(1.0)		(0.9)
Share-based compensation expenses	0.5		0.4		1.0
Inventory adjustments	-		0.9		-
Change in product inventory	(3.4)		5.6		3.1
Overhead costs incurred during Manitoba temporary suspension (cash)	-		-		16.0
Depreciation and amortization[3]	20.7		21.2		16.3
Cost of sales[4]	115.6		112.1		66.0

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Nine months ended
Supplementary cash cost information	Sep. 30, 2026		Sep. 30, 2025
	$ millions	$/oz [1]	$ millions	$/oz [1]
By-product credits[2]:
Copper	106.6	734	61.5	488
Zinc	40.9	281	31.0	246
Silver	44.2	304	20.3	161
Other	5.4	37	(0.2)	(1)
Total by-product credits	197.1	1,356	112.6	894
Reconciliation to IFRS:
Cash cost, net of by-product credits	73.9		61.9
By-product credits	197.1		112.6
Treatment and refining charges	(4.9)		(5.9)
Share-based compensation expenses	2.7		1.8
Inventory adjustments	0.9		1.0
Change in product inventory	(3.7)		5.9
Overhead costs incurred during Manitoba temporary suspension (cash)	-		19.2
Depreciation and amortization[3]	61.9		63.8
Cost of sales[4]	327.9		260.3

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Depreciation is based on concentrate sold.

4 As per consolidated interim financial statements.

Manitoba	Three months ended
	Sep. 30, 2026		Jun. 30, 2026		Sep. 30, 2025
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	23.1	403	31.3	776	8.5	379
Cash sustaining capital expenditures	28.3	495	23.5	582	8.6	383
Sustaining cash cost per ounce of gold produced	51.4	898	54.8	1,358	17.1	762

Manitoba	Nine months ended
	Sep. 30, 2026		Sep. 30, 2025
Sustaining cash cost per ounce of gold produced	$ millions	$/oz	$ millions	$/oz
Gold cash cost, net of by-product credits	73.9	508	61.9	491
Cash sustaining capital expenditures	72.1	496	37.3	296
Sustaining cash cost per ounce of gold produced	146.0	1,004	99.2	787

Combined Unit Cost

Combined unit cost ("unit cost") and zinc plant unit cost is a non-GAAP measure that management uses as a key performance indicator to assess the performance of Hudbay's mining and milling operations. Combined unit cost is calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess Hudbay's cost structure and margins and compare it to similar information provided by other companies in the industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost for the Peru and Manitoba business units, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended September 30, 2026 and 2025 and June 30, 2026 and nine months ended September 30, 2026 and 2025.

Peru	Three months ended			Nine months ended
(in millions except ore tonnes milled and unit cost per tonne)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Combined unit cost per tonne processed
Mining	49.5	42.2	34.8	126.2	93.9
Milling	45.3	50.9	40.8	139.6	143.0
G&A1	32.9	25.4	19.3	91.5	65.0
Less: Other G&A2	(13.4)	(8.4)	(3.8)	(38.1)	(18.1)
Unit cost	114.3	110.1	91.1	319.2	283.8
Tonnes ore milled (in thousands)	8,402	7,828	6,992	24,394	22,665
Combined unit cost per tonne	13.60	14.06	13.03	13.09	12.52
Reconciliation to IFRS:
Unit cost	114.3	110.1	91.1	319.2	283.8
Freight & other	15.6	12.7	9.4	42.4	37.0
Other G&A	13.4	8.4	3.8	38.1	18.1
Share-based compensation expenses	0.2	0.2	0.2	0.9	0.5
Inventory adjustments	-	-	(1.3)	-	0.2
Change in product inventory	5.4	(20.3)	(26.9)	(7.3)	(9.1)
Royalties and statutory contributions	1.6	1.3	1.5	4.8	3.6
Overhead costs incurred during Peru temporary suspension (cash)	-	-	7.3	-	7.3
Depreciation and amortization	63.8	45.4	50.0	170.6	174.2
Cost of sales[3]	214.3	157.8	135.1	568.7	515.6

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

4 As per consolidated interim financial statements.

Manitoba	Three months ended			Nine months ended
(in millions except tonnes ore milled and unit cost per tonne)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Combined unit cost per tonne processed
Mining	51.5	43.5	15.8	137.3	87.6
Milling	18.2	16.3	5.9	50.8	33.7
G&A1	21.8	18.9	5.4	60.7	34.0
Less: Other G&A related to profit sharing costs	(13.1)	(9.6)	(1.8)	(34.6)	(16.2)
Unit cost	78.4	69.1	25.3	214.2	139.1
USD/CAD implicit exchange rate	1.40	1.38	1.39	1.39	1.41
Unit cost - C$	109.7	95.6	35.3	296.8	195.7
Tonnes ore milled (in thousands)	389	319	137	1,068	848
Combined unit cost per tonne - C$	282	300	258	278	231
Reconciliation to IFRS:
Unit cost	78.4	69.1	25.3	214.2	139.1
Freight & other	6.3	5.3	2.5	17.3	13.3
Other G&A related to profit sharing	13.1	9.6	1.8	34.6	16.2
Share-based compensation expenses	0.5	0.4	1.0	2.7	1.8
Inventory adjustments	-	0.9	-	0.9	1.0
Change in product inventory	(3.4)	5.6	3.1	(3.7)	5.9
Overhead costs incurred during Manitoba temporary suspension (cash)	-	-	16.0	-	19.2
Depreciation and amortization	20.7	21.2	16.3	61.9	63.8
Cost of sales[2]	115.6	112.1	66.0	327.9	260.3

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

British Columbia	Three months ended			Nine months ended
(in millions except tonnes ore milled and unit cost per tonne)	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Combined unit cost per tonne processed
Mining	37.3	31.3	19.6	84.8	65.7
Milling	31.1	27.2	29.1	89.8	72.3
G&A1	7.5	7.9	7.1	23.8	19.5
Unit cost	75.9	66.4	55.8	198.4	157.5
USD/CAD implicit exchange rate	1.38	1.39	1.38	1.38	1.39
Unit cost - C$	104.7	92.3	77.3	274.7	219.5
Tonnes ore milled (in thousands)	3,060	3,616	3,087	9,755	8,748
Combined unit cost per tonne - C$	34.20	25.52	25.02	28.16	25.09
Reconciliation to IFRS:
Unit cost	75.9	66.4	55.8	198.4	157.5
Freight & other	3.3	3.5	3.0	9.6	9.7
Change in product inventory	(12.9)	(2.6)	4.2	(4.2)	7.0
Shared based compensation	0.3	0.6	0.5	1.5	1.0
Inventory adjustments	-	-	-	-	2.2
Royalties	5.7	2.3	0.5	11.2	2.5
Depreciation and amortization	17.5	22.2	16.4	58.2	49.2
Cost of sales[2]	89.8	92.4	80.4	274.7	229.1

1 G&A as per cash cost reconciliation above.

2 As per consolidated interim financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations

For information on new standards and interpretations adopted and new standards issued but not yet effective, refer to note 4 of Hudbay's September 30, 2026 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in accordance with IFRS requires Hudbay to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Hudbay reviews these estimates and underlying assumptions on an ongoing basis based on its experience and other factors, including expectations of future events that Hudbay believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of Hudbay's financial condition and results of operations because they require Hudbay to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of Hudbay's September 30, 2026 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated interim financial statements for external purposes in accordance with IFRS.

Hudbay did not make any changes to ICFR during the three months ended September 30, 2026 that materially affected or are reasonably likely to materially affect Hudbay's ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to Hudbay's production, cost and capital and exploration expenditure guidance, Hudbay's ability to advance and complete the multi-year optimization of the Copper Mountain mine in British Columbia, the implementation of stripping strategies and the expected benefits therefrom, the expected timing and benefits of British Columbia growth initiatives, including with respect to the development timelines associated with New Ingerbelle and any challenges to the New Ingerbelle permits (including the Lower Similkameen Indian Band's application for judicial review), expectations regarding the timing, construction, funding structure, benefits of, and costs associated with, advancing and developing the Copper World project, as well as targets for first production expectations regarding the potential impact of recent policy decisions from the United States government, the ability to receive expected payments pursuant to the definitive agreement with Wheaton Precious Metals Corp. ("Wheaton") in respect of the enhanced precious metals stream at Copper World, the expected benefits of Manitoba growth initiatives, including the advancement of the projects contemplated by the updated Snow Lake mine plan, the use of the exploration drift at the 1901 deposit and the potential utilization of excess capacity at the Stall mill, the ability for Hudbay to complete mill throughput enhancements at its operating business units in Peru, British Columbia and Manitoba, Hudbay's future deleveraging strategies and Hudbay's ability to deleverage and repay debt as needed, expectations regarding the timing and costs associated with Cactus pre-feasibility work and Mason pre-feasibility work, and related strategies regarding growth and development opportunities in the United States, the enhancement of stakeholder engagement and advancement of PFS and related test work at Cactus and Mason, expectations regarding Hudbay's cash balance and liquidity and related cash management strategies, expectations regarding Hudbay's capital planning strategies, including but not limited to Hudbay's enhanced capital allocation framework, the payment and timing of future dividends, expectations regarding sustaining capital projects, including but not limited to the Stall Hot Tails Leaching project, the construction of a cyanide recycling initiative at the New Britannia mill and construction of a dam lift at the Anderson Tailings Impoundment Area, expectations regarding tax synergies, expectations regarding the ability to conduct exploration work and execute on exploration programs on its properties and to advance related drill plans, Hudbay's evaluation and assessment of opportunities to reprocess tailings using various metallurgical technologies, the anticipated impact of brownfield and greenfield growth projects on Hudbay's performance, anticipated exploration and expansion opportunities and extension of mine life in Snow Lake and Hudbay's ability to find a new anchor deposit near Hudbay's Snow Lake operations, anticipated future drill programs and exploration activities and any results expected therefrom, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of Hudbay's financial performance to metals prices, events that may affect Hudbay's operations and development projects, anticipated cash flows from operations and related liquidity requirements, the ability to successfully obtain proceeds from insurance claims, the ability to achieve Hudbay's climate change goals and initiatives, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- the ability to achieve production, cost and capital and exploration expenditure guidance;

- no significant interruptions to Hudbay's operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex political and social environment in Peru and the resolution of grievances raised by local communities and their residents;

- the ability to receive expected payments pursuant to the definitive agreement with Wheaton in respect of the enhanced precious metals stream at Copper World;

- no interruptions to Hudbay's plans for advancing the Copper World project, in accordance with the DFS, and including with respect to any challenges to the Copper World permits or land rights;

- no interruptions to Hudbay's plans for advancing New Ingerbelle, including with respect to any challenges to the New Ingerbelle permits or land rights;

- Hudbay's ability to successfully advance and complete the optimization of the Copper Mountain operations, and develop and maintain good relations with key stakeholders;

- the ability to execute on its exploration plans and to advance related drill plans;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of Hudbay's processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals Hudbay produces;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- no significant interruptions to operations due to adverse effects from extreme weather events, including forest fires that have affected and may continue to affect the regions in which Hudbay operates;

- the execution of Hudbay's business and growth strategies, including the success of its strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to deleverage and repay debt, as needed;

- the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop Hudbay's projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for Hudbay's exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the employees at Hudbay's operations;

- maintaining good relations with the labour unions that represent certain of Hudbay employees in Manitoba and Peru;

- maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at Hudbay's various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to Hudbay's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to the failure to effectively advance and complete the optimization of the Copper Mountain mine operations, political and social risks in the regions Hudbay operates, including the complex political and social environment in Peru and potential disruptions to operations arising from community protests and grievances, risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of Hudbay's projects, the risk of an indicator of impairment or impairment reversal relating to a material mineral property, risks associated with the development of new projects, risks associated with acquisitions, investments and other strategic transactions, risks related to the Copper World project and the recent DFS, risks related to ongoing litigation in respect of certain land rights, risks from community opposition, project delivery risks, joint venture risks and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading Hudbay's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks (including any unanticipated significant interruptions to operations due to adverse effects from extreme weather events), failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets and interest rates that may affect Hudbay's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay's ability to comply with Hudbay's pension and other post-retirement obligations, Hudbay's ability to abide by the covenants in Hudbay's debt instruments and other material contracts, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of Hudbay's information technology and operational technology systems, including risks arising from cyber-attacks ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form and under the heading "Financial Risk Management" in Hudbay's most recent Annual Management's Discussion and Analysis, each of which is available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Persons and NI 43-101

The technical and scientific information in this MD&A related to the Constancia mine and Copper World project has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The technical and scientific information in this MD&A related to the Copper Mountain mine and Snow Lake, Manitoba operations has been approved by Marc-Andre Brulotte, P. Geo, Executive Director, Global Mineral Resource Evaluation. Mr. Brulotte is a qualified person pursuant to NI 43-101.

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material mineral properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for Hudbay's material properties, which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

SUMMARY OF HISTORICAL RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		Q3 2026	Q2 2026	Q1 2026	2025[4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024
Consolidated Financial Condition ($ millions)
Cash and cash equivalents and short-term investment		$788.7	$890.9	$1,003.8	$568.9	$568.9	$611.1	$625.5	$582.6	$581.8	$581.8	$483.3
Total long-term debt		838.7	860.2	1,009.4	1,008.6	1,008.6	1,047.0	1,059.6	1,108.7	1,107.5	1,107.5	1,108.9
Net debt[1]		(0.1)	(80.5)	5.6	439.7	439.7	435.9	434.1	526.1	525.7	525.7	625.6
Free cash flow		201.9	101.8	102.3	380.0	225.0	(16.1)	86.7	84.4	350.5	146.9	86.3
Consolidated Financial Performance ($ millions except per share amounts)
Revenue		$765.9	$631.3	$757.3	$2,211.0	$732.9	$346.8	$536.4	$594.9	$2,021.2	$584.9	$485.8
Cost of sales		419.7	362.3	389.3	1,467.8	462.8	281.5	359.9	363.6	1,467.4	400.5	346.0
Earnings (loss) before tax		290.2	240.4	339.0	912.0	257.1	330.5	153.1	171.3	251.6	103.7	79.7
Net earnings (loss)		151.0	138.1	191.5	564.3	128.0	222.4	114.7	99.2	67.8	19.3	50.3
Net earnings (loss) attributable to owners[1]		149.5	137.4	190.4	568.5	128.0	222.4	117.7	100.4	76.7	21.2	49.7
Basic and diluted earnings (loss) per share attributable to owners		$0.34	$0.34	$0.48	$1.44	$0.32	$0.56	$0.30	$0.25	$0.20	$0.05	$0.13
Adjusted earnings (loss) per share attributable to owners [1]		$0.34	$0.28	$0.40	$0.67	$0.22	$0.03	$0.19	$0.24	$0.48	$0.18	$0.13
Operating cash flow before change in non-cash working capital		313.9	210.1	208.7	764.3	336.9	70.3	193.9	163.5	691.1	231.5	188.3
Adjusted EBITDA [1]		413.4	321.2	421.9	1,060.9	385.9	142.6	245.2	287.2	823.3	257.3	206.0
Consolidated Operational Performance
Contained metal in concentrate and doré produced [2]
Copper	tonnes	30,152	28,267	27,929	118,188	33,069	24,205	29,956	30,958	137,943	43,262	31,354
Gold	ounces	69,513	51,234	61,700	267,934	84,298	53,581	56,271	73,784	332,240	94,161	89,073
Silver	ounces	897,587	845,161	787,449	3,468,143	1,002,985	730,394	814,989	919,775	3,983,851	1,311,658	985,569
Zinc	tonnes	3,691	4,760	4,565	17,646	5,703	548	5,130	6,265	33,339	8,385	8,069
Molybdenum	tonnes	301	277	380	1,282	325	185	375	397	1,323	195	362
Payable metal in concentrate and doré sold
Copper	tonnes	30,223	23,780	29,544	114,534	34,132	18,280	30,354	31,768	125,094	37,927	27,760
Gold	ounces	61,033	56,266	66,562	260,261	84,424	38,279	62,466	75,092	335,342	92,734	73,232
Silver	ounces	839,702	674,490	923,051	3,190,552	871,006	418,418	894,160	1,006,968	3,549,816	1,150,518	663,413
Zinc [3]	tonnes	4,887	2,635	3,897	15,152	3,972	3,452	2,871	4,857	25,120	5,261	8,607
Molybdenum	tonnes	270	298	375	1,334	190	269	427	448	1,287	182	343
Cash cost [1]	$/lb	$(0.19)	$(0.40)	$(1.80)	$(0.22)	$(0.63)	$0.42	$(0.02)	$(0.45)	$0.46	$0.45	$0.18
Sustaining cash cost [1]	$/lb	$1.61	$1.39	$0.00	$1.30	$0.94	$2.09	$1.65	$0.72	$1.62	$1.37	$1.71
All-in sustaining cash cost [1]	$/lb	$2.25	$1.83	$0.78	$1.74	$1.43	$2.82	$2.03	$0.97	$1.88	$1.53	$1.95

1 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

2 Metal reported in concentrate is prior to deductions associated with smelter contract terms and includes other secondary products.

3 Includes refined zinc metal sold.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2026	Q2 2026	Q1 2026	2025[4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024
Peru Operations
Constancia ore mined[1]	tonnes	12,667,888	10,962,399	10,701,375	21,539,089	5,610,915	564,579	6,735,316	8,628,279	15,046,190	4,186,058	3,022,931
Copper	%	0.27	0.28	0.29	0.31	0.31	0.25	0.34	0.28	0.34	0.40	0.36
Gold	g/tonne	0.03	0.04	0.03	0.03	0.03	0.02	0.03	0.03	0.04	0.04	0.04
Silver	g/tonne	3.40	3.68	3.11	3.18	3.27	1.92	3.26	3.14	3.08	3.88	3.20
Molybdenum	%	0.01	0.01	0.01	0.02	0.01	0.01	0.02	0.02	0.01	0.02	0.02
Pampacancha ore mined[1]	tonnes	-	-	-	9,563,442	4,152,000	4,260,081	762,172	389,189	9,317,499	4,037,264	1,777,092
Copper	%	-	-	-	0.40	0.43	0.38	0.26	0.44	0.55	0.63	0.48
Gold	g/tonne	-	-	-	0.29	0.27	0.31	0.24	0.26	0.32	0.38	0.27
Silver	g/tonne	-	-	-	4.78	4.84	4.87	4.59	3.68	5.61	6.43	6.23
Molybdenum	%	-	-	-	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.01
Strip Ratio		0.66	0.88	0.83	1.04	0.57	1.38	1.47	1.02	1.78	1.22	2.62
Ore milled	tonnes	8,402,491	7,827,509	8,163,847	30,292,668	7,627,853	6,991,744	7,559,047	8,114,024	31,933,624	7,999,453	8,137,248
Copper	%	0.30	0.30	0.31	0.33	0.39	0.31	0.34	0.30	0.36	0.48	0.32
Gold	g/tonne	0.04	0.04	0.06	0.11	0.18	0.16	0.05	0.05	0.14	0.20	0.11
Silver	g/tonne	3.44	3.75	3.09	3.72	4.19	3.94	3.58	3.22	3.84	5.28	3.70
Molybdenum	%	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Copper recovery	%	82.7	82.0	81.5	84.3	84.5	83.2	84.5	84.6	85.0	87.8	82.6
Gold recovery	%	45.7	48.8	59.9	69.2	74.7	72.1	56.0	56.5	70.7	73.3	68.1
Silver recovery	%	62.1	59.9	65.4	66.7	71.1	65.2	63.5	66.0	68.8	71.4	67.0
Molybdenum recovery	%	34.2	39.9	36.0	37.4	38.8	33.9	38.7	35.7	41.7	37.1	39.0
Contained metal in concentrate
Copper	tonnes	20,572	19,446	20,573	85,155	25,038	18,114	21,710	20,293	99,001	33,988	21,220
Gold	ounces	5,267	5,282	8,770	74,480	32,865	26,380	7,366	7,869	98,226	38,079	20,331
Silver	ounces	577,231	564,505	531,199	2,415,134	731,017	577,446	551,979	554,692	2,708,262	969,502	648,209
Molybdenum	tonnes	301	277	380	1,282	325	185	375	397	1,323	195	362
Payable metal sold
Copper	tonnes	21,382	15,755	21,056	84,438	28,361	11,769	21,418	22,890	88,138	28,775	18,803
Gold	ounces	3,238	4,042	15,162	71,755	37,874	9,798	9,721	14,362	103,364	37,459	9,795
Silver	ounces	518,411	418,640	676,119	2,239,832	650,384	258,215	616,578	714,654	2,343,820	824,613	365,198
Molybdenum	tonnes	270	298	375	1,334	190	269	427	448	1,287	182	343
Unit cost [2,3]	$/tonne	$13.60	$14.06	$11.61	$13.02	$14.51	$13.03	$13.59	$11.09	$12.91	$15.25	$12.78
Peru cash cost[3]	$/lb	$2.23	$1.66	$0.70	$1.08	$0.57	$1.30	$1.45	$1.11	$1.18	$1.00	$1.80
Peru sustaining cash cost[3]	$/lb	$3.23	$2.71	$1.43	$2.02	$1.53	$2.11	$2.63	$1.92	$1.86	$1.48	$2.78

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and G&A costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

		Q3 2026	Q2 2026	Q1 2026	2025[1]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [1]	Q4 2024	Q3 2024
Manitoba Operations
Total ore mined[2]	tonnes	383,628	321,719	349,980	1,180,121	353,819	139,006	303,062	384,234	1,626,935	422,454	411,295
Gold	g/tonne	5.12	4.41	4.72	5.35	5.51	5.42	4.97	5.46	4.68	4.61	5.45
Copper	%	0.86	0.84	0.80	0.79	0.82	0.67	0.61	0.95	0.85	0.95	0.91
Zinc	%	1.66	2.25	2.10	2.41	2.55	1.93	2.46	2.42	2.84	2.95	2.73
Silver	g/tonne	29.15	28.33	26.22	30.43	29.52	31.57	29.94	31.23	27.14	31.91	30.45
Stall Concentrator:
Ore milled	tonnes	182,222	148,037	178,981	572,704	169,274	43,940	144,204	215,286	893,510	222,004	222,621
Gold	g/tonne	3.21	3.30	3.26	3.45	3.24	3.10	3.19	3.86	3.42	3.36	4.23
Copper	%	0.64	0.66	0.53	0.67	0.69	0.56	0.56	0.76	0.71	0.73	0.89
Zinc	%	2.47	3.81	3.22	3.90	4.32	3.61	4.20	3.44	4.33	4.62	4.12
Silver	g/tonne	27.83	27.46	29.68	28.31	24.97	31.04	29.55	29.53	26.54	29.90	30.20
Gold recovery	%	73.6	70.8	73.5	70.1	71.3	72.6	67.9	70.1	68.6	69.6	70.5
Copper recovery	%	89.1	83.7	85.9	86.7	86.5	83.4	84.7	88.3	87.4	84.4	88.3
Zinc recovery	%	82.1	84.5	79.3	79.0	78.0	34.6	84.8	84.7	86.2	81.7	88.1
Silver recovery	%	58.3	55.4	57.5	55.4	55.6	50.3	51.9	58.7	56.8	55.1	57.8
New Britannia Concentrator:
Ore milled	tonnes	207,041	170,477	181,403	624,631	179,808	92,765	162,934	189,124	715,198	185,592	191,298
Gold	g/tonne	6.77	5.31	6.06	6.87	6.68	6.88	6.48	7.37	6.29	5.99	6.77
Copper	%	1.04	1.00	1.04	0.95	1.08	0.76	0.65	1.18	1.04	1.17	0.93
Zinc	%	0.94	0.97	1.09	1.09	1.30	1.00	1.01	1.00	0.99	1.08	1.12
Silver	g/tonne	29.94	29.73	22.75	31.75	31.17	32.18	30.29	33.35	27.78	33.97	30.24
Gold recovery - concentrate and doré	%	91.9	90.5	90.4	89.8	88.6	91.8	89.4	90.3	89.7	90.2	90.0
Copper recovery	%	91.5	90.9	90.8	89.2	88.6	90.0	87.4	90.3	93.6	91.3	92.8
Silver recovery - concentrate and doré	%	82.7	84.5	82.2	79.0	77.1	78.5	78.0	81.6	80.9	79.6	79.9
Combined Concentrator:
Ore milled	tonnes	389,263	318,514	360,384	1,197,335	349,082	136,705	307,138	404,410	-	-	-
Gold	g/tonne	5.10	4.38	4.67	5.23	5.01	5.66	4.94	5.50	-	-	-
Copper	%	0.85	0.84	0.79	0.82	0.89	0.70	0.61	0.96	-	-	-
Zinc	%	1.65	2.29	2.14	2.44	2.77	1.84	2.51	2.30	-	-	-
Silver	g/tonne	28.95	28.67	26.19	30.10	28.16	31.82	29.95	31.32	-	-	-
Gold recovery	%	86.5	83.6	84.5	83.6	83.2	88.4	82.9	82.8	-	-	-
Copper recovery	%	90.7	88.4	89.2	88.2	87.7	88.3	86.3	89.5	-	-	-
Zinc recovery	%	82.1	84.5	79.3	79.0	78.0	34.6	84.8	84.7	-	-	-
Silver recovery	%	71.7	71.5	68.3	68.4	67.8	69.7	65.9	70.1	-	-	-

1 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

2 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled. Total ore mined includes tonnes from Lalor and 1901.

		Q3 2026	Q2 2026	Q1 2026	2025 [4]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [4]	Q4 2024	Q3 2024
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate and doré produced[5]
Gold	ounces	57,261	40,344	47,743	173,453	47,423	22,441	43,235	60,354	214,225	51,438	62,468
Copper	tonnes	3,012	2,366	2,535	9,249	3,326	842	1,612	3,469	12,536	3,347	3,398
Zinc	tonnes	3,691	4,760	4,565	17,646	5,703	548	5,130	6,265	33,339	8,385	8,069
Silver	ounces	268,346	209,478	213,208	800,198	214,493	102,132	197,970	285,603	995,090	283,223	281,397
Total Manitoba payable metal sold in concentrate and doré
Gold	ounces	51,777	47,066	45,274	169,041	43,226	23,118	46,932	55,765	212,243	50,239	57,238
Copper	tonnes	2,793	2,466	2,658	7,651	2,024	769	2,133	2,725	11,602	3,321	2,931
Zinc[1]	tonnes	4,887	2,635	3,897	15,152	3,972	3,452	2,871	4,857	25,120	5,261	8,607
Silver	ounces	268,074	209,383	193,472	729,314	175,324	112,142	209,594	232,255	956,460	282,158	244,974
Combined unit cost [2,3]	C$/tonne	$282	$300	$254	$236	$248	$258	$241	$214	$226	$233	$211
Gold cash cost [3]	$/oz	$403	$776	$408	$549	$705	$379	$710	$376	$606	$607	$372
Sustaining gold cash cost [3]	$/oz	$898	$1,358	$833	$875	$1,110	$762	$1,025	$626	$868	$908	$553

1 Includes refined zinc metal sold.

2 Reflects combined mine, mill and G&A costs per tonne of milled ore.

3 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.

5 Metal reported in concentrate is prior to deductions associated with smelter terms and includes other secondary products.

		Q3 2026	Q2 2026	Q1 2026	2025[5]	Q4 2025	Q3 2025	Q2 2025	Q1 2025	2024 [5]	Q4 2024	Q3 2024
British Columbia Operations [4]
Ore mined[1]	tonnes	5,117,530	3,276,090	2,916,152	9,368,918	2,395,166	1,815,689	2,509,969	2,648,094	11,360,125	2,374,044	3,098,863
Strip Ratio		2.97	6.22	7.06	7.46	7.18	8.84	7.50	6.73	5.98	7.36	6.05
Ore milled	tonnes	3,060,204	3,616,083	3,078,342	11,016,842	2,268,405	3,087,443	2,900,008	2,760,986	12,656,679	2,880,927	3,363,176
Copper	%	0.27	0.23	0.20	0.27	0.26	0.22	0.28	0.33	0.25	0.26	0.24
Gold	g/tonne	0.12	0.08	0.08	0.09	0.09	0.08	0.09	0.10	0.08	0.09	0.09
Silver	g/tonne	0.76	0.88	0.67	1.02	1.10	0.78	0.97	1.28	0.96	0.92	0.73
Copper recovery	%	79.5	77.3	78.9	78.6	78.4	76.6	81.0	78.3	82.4	79.5	84.1
Gold recovery	%	61.0	62.9	64.7	63.6	63.3	59.2	68.2	63.4	60.5	55.8	67.3
Silver recovery	%	69.5	69.7	64.6	69.7	71.4	65.5	71.8	69.8	71.8	69.0	71.2
Contained metal in concentrate produced
Copper	tonnes	6,568	6,455	4,821	23,784	4,705	5,249	6,634	7,196	26,406	5,927	6,736
Gold	ounces	6,985	5,608	5,187	20,001	4,010	4,760	5,670	5,561	19,789	4,644	6,274
Silver	ounces	52,010	71,178	43,042	252,811	57,475	50,816	65,040	79,480	280,499	58,933	55,963
Payable metal sold
Copper	tonnes	6,048	5,559	5,830	22,445	3,747	5,742	6,803	6,153	25,354	5,831	6,026
Gold	ounces	6,018	5,158	6,126	19,465	3,324	5,363	5,813	4,965	19,735	5,036	6,199
Silver	ounces	53,217	46,467	53,460	221,406	45,298	48,061	67,988	60,059	249,536	43,747	53,241
Combined unit cost [2,3]	C$/tonne	$34.20	$25.52	$25.23	$28.12	$39.80	$25.02	$24.51	$25.98	$20.39	$23.22	$15.58
Cash cost[3]	$/lb	$3.09	$3.22	$2.41	$3.06	$4.82	$3.21	$2.39	$2.44	$2.74	$3.00	$1.81
Sustaining cash cost [3]	$/lb	$6.30	$6.23	$7.81	$6.12	$8.87	$7.43	$5.18	$4.24	$5.29	$5.76	$5.06

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 This is considered a non-GAAP financial performance measures with no standardized definition under IFRS. For further information, please see discussion under the "Non-GAAP Financial Performance Measures" section of this MD&A. The above table sets forth selected non-GAAP financial performance measures for each of the Company's nine most recently completed quarters and three most recently completed years; detailed reconciliations for non-comparable prior periods can be found in Hudbay's MD&A for these prior periods in the "Non-GAAP Financial Performance Measures" section of these documents.

4 Copper Mountain mine results are stated at 100%. On April 30, 2025 Hudbay completed the acquisition of the remaining 25% interest in the Copper Mountain mine and now owns 100%.

5 Annual consolidated results may not calculate based on amounts presented in this table due to rounding.